UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

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CENTURY ALUMINUM COMPANY

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CenturyALUMINUM

Notice of
2023 Annual Meeting
and Proxy Statement







Dear Fellow Shareholders,

In 2022 we faced significant volatility throughout the markets and regions in which we operate. Despite these challenging conditions, we were able to achieve strong financial results, posting full-year adjusted EBITDA of $144 million, while continuing to focus on our long-term goal of providing innovative aluminum products to our customers through reliable supply chains.

Importantly, we continued to make progress on our first priority of providing a safe and sustainable workplace for our people and the communities in which we operate. We want all our employees to return home safely at the end of each day. While we will never be satisfied until we achieve zero workplace injuries, our team should be proud to have reduced injuries by 10% compared to 2021 levels. We hope to significantly improve on this trend in 2023.

On a macro level, aluminum prices reached 30-year highs last spring, driving strong financial performance across Century's businesses in the first half of the year. However, market conditions faltered over the second half of 2022, as high global inflation was met with rising interest rates, resulting in a significant strengthening in the US dollar and falling aluminum prices. At the same time, the war in Ukraine and resulting energy crisis drove power prices to unsustainable levels across the world. The resulting energy crisis in Europe caused over half of Europe's remaining primary aluminum production to curtail. US energy markets were also affected, with energy prices in the MISO power markets in which our Kentucky smelters operate hitting levels four times higher than their historical average over the summer months. In this context, we made the difficult decision to curtail operations at our Hawesville smelter until market conditions improve.

Despite these market-driven challenges, our team made significant progress on several long-term initiatives last year, including the restart program at Mt. Holly, which returned the smelter's production to 75% of capacity. At Sebree, we completed the first stages of our casthouse debottlenecking projects, increasing our billet and slab capacity by approximately 10k tonnes each. We will start the next phase of these programs in 2023, which we expect will expand our total billet and slab capacity by an additional 10k tonnes each by the end of 2024. In Iceland, we made significant progress on the completion of our new 150,000MT low-carbon billet casthouse, which will begin selling Natur-Al billet into the European market in 2024. Once each of these projects is complete, we expect to be able to sell approximately 80% of Century's total production as value-added products in the form of billet, slab, foundry alloys or Natur-Al low carbon aluminum.

While 2022 presented macro headwinds, the global aluminum market continues to benefit from positive, long-term trends towards lightweighting, electrification, and renewable energy. At the same time, supply remains constrained, especially in our core markets in the US and Europe, where our growing value-added product portfolio will allow us to meet the increasing need for these products. We are well positioned and excited to execute on these opportunities in 2023.

I want to thank our entire Century team for their dedication and perseverance in navigating these complex times and their hard work and commitment to Century. We remain focused on delivering long-term value to our shareholders and look forward to continued success in the years ahead.

Sincerely,

      Andrew Michelmore   Jesse Gary
    Chairman of the Board   President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
June 5, 2023

_____

To the Stockholders of Century Aluminum Company:

We cordially invite you to attend our 2023 Annual Meeting of Stockholders. The meeting this year will be held on Monday, June 5, 2023, at 8:30 a.m., Central Time, at Hyatt Place Chicago/Downtown – The Loop, 28 North Franklin Street, Chicago, Illinois 60606. At the meeting, we will hold votes to:

1. **Elect** the seven director nominees named in this Proxy Statement as Directors, each for a term of one year
2. **Ratify** Deloitte & Touche LLP as our independent registered public accounting firm for 2023
3. **Approve**, by non-binding advisory vote, the compensation of our named executive officers
4. **Approve**, by non-binding advisory vote, the frequency of holding the advisory vote on the compensation of our named executive officers
5. **Address any other business** that properly comes before the meeting

All holders of our common stock as of the close of business on April 6, 2023, are entitled to vote at the meeting. You can also vote before the meeting - by telephone, online or by mail. **Your vote is important. Whether or not you plan to attend the meeting, please vote as soon as possible to ensure that your shares are represented and voted at the meeting. Instructions on how to vote are found in the section "How do I vote?" on page 5.**

Chicago, Illinois
April 18, 2023

By Order of the Board of Directors,



John DeZee
Executive Vice President, General Counsel and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders to be held on Monday, June 5, 2023: Our Proxy Statement and 2022 Annual Report are available free of charge on our website at www.centuryaluminum.com or www.proxyvote.com.

Cautionary Statement Regarding Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements about future events and are based on our current expectations. These forward-looking statements may be identified by the words "believe," "expect," "hope," "target," "anticipate," "intend," "plan," "seek," "estimate," "potential," "project," "scheduled," "forecast" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," "might," or "may." Any statement that reflects expectations, assumptions or projections about the future, other than statements of historical fact, is a forward-looking statement. Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from future results expressed, projected or implied by those forward-looking statements. Important factors that could cause actual results and events to differ from those described in such forward-looking statements can be found in the risk factors and forward-looking statements cautionary language contained in our Annual Report on Form 10-K, quarterly reports on Form 10-Q and in other filings made with the Securities and Exchange Commission (the "SEC"). Although we have attempted to identify those material factors that could cause actual results or events to differ from those described in such forward-looking statements, there may be other factors that could cause actual results or events to differ from those anticipated, estimated or intended. Many of these factors are beyond our ability to control or predict. Given these uncertainties, investors are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Incorporation by Reference

Neither the Compensation Committee Report nor the Audit Committee Report shall be deemed soliciting material or filed with the SEC and neither of them shall be deemed incorporated by reference into any prior or future filings made by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such information by reference. In addition, this document includes references to our website as well as to our Sustainability Report; however, the information contained on our website, or any other website, or in our Sustainability Report is not incorporated by reference into or otherwise made a part of this proxy statement.

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For more complete information regarding Century Aluminum Company's 2022 performance, please review our 2022 Annual Report filed on Form 10-K with the Securities and Exchange Commission and any amendments thereto. References to "Century," "the Company", "we", "us" or "our" refer to Century Aluminum Company.

2023 Annual Meeting of Stockholders

Time and Date:	8:30 a.m. Central Time, Monday, June 5, 2023
Place:	Hyatt Place Chicago/Downtown – The Loop, 28 North Franklin Street, Chicago, Illinois 60606
Voting:	Only holders of our common stock as of the record date (April 6, 2023) are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.
Admission:	An admission ticket is required to enter Century's 2023 Annual Meeting of Stockholders. Please follow the instructions under "How do I vote?" on page 5 of the proxy statement in order to obtain an admission ticket.

Voting Proposals and Board Vote Recommendations

Voting Proposals	Board Vote Recommendation	Page Reference (for more detail)
Item 1 - Election of the Seven Directors Named in this Proxy Statement to Serve a One-Year Term Expiring 2024	FOR each Director Nominee	8
Item 2 - Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2023	FOR	24
Item 3 - Advisory Vote to Approve the Compensation of our Named Executive Officers	FOR	26
Item 4 - Advisory Vote on the Frequency of the Non-Binding Advisory Vote to Approve Compensation of our Named Executive Officers	FOR a Frequency of "ONE YEAR"	57

Board Nominees

Our Board of Directors (the "Board") currently consists of six members. The Board, acting on the recommendation of the Governance and Nominating Committee (the "G&N Committee"), has nominated each of the current directors and Ms. Tamla Olivier for election at the 2023 Annual Meeting. The G&N Committee identified Ms. Olivier as a potential nominee through an active search assisted by Heidrick & Struggles, which was engaged to assist the G&N Committee in its search for potential director nominees. After completing its interview and vetting process, the G&N Committee recommended to the full Board that Ms. Olivier be nominated for election as a director of the Company.

The following table provides summary information about each director nominee standing for election at the 2023 Annual Meeting, the Board Committees on which such director currently serves, if any, and the number of other U.S. public company boards they serve on.

Name	Age	Director Since	Independent	Committee Memberships	Other Public Company Boards
Andrew Michelmore (Chairman)	70	2018	Yes	Audit, Comp, G&N, HSS	—
Jarl Berntzen	56	2006	Yes	Audit, Comp, G&N, HSS	—
Jennifer Bush	49	2021	Yes	Audit, Comp, G&N, HSS	Cummins India, Ltd.
Jesse Gary	43	2021	No	HSS	N/A
Errol Glasser	69	2014	Yes	Audit, Comp, G&N, HSS	Regency Affiliates, Inc.
Wilhelm van Jaarsveld	38	2017	No	—	—
Tamla Olivier (new nominee)	50	N/A	Yes	N/A	—

Performance Highlights

Century's 2022 performance was impacted by the substantial volatility we experienced in both energy and commodity prices. During 2022 aluminum prices reached 30-year highs in the spring, only to reverse in the second half of the year as global inflation was met with rising interest rates and an energy crisis precipitated by the conflict in Ukraine. Despite the curtailment of our Hawesville facility due to historically high energy prices, the Company completed several key projects and initiatives to increase production capacity and add more value-added aluminum products to meet increasing demand in the U.S. and Europe.

The following are key performance highlights for 2022:

- Completed the Mt. Holly facility, increasing our production to 75% of total capacity

- Completed the initial phases of the U.S. casthouse debottlenecking programs, increasing capacity to produce value-added products by 20,000 tonnes.

- Continued progress on our low-carbon billet casthouse project at our Grundartangi smelter and is expected to start production in the first quarter of 2024.

- Produced strong year-end liquidity of $245 million

- Reduced workplace injuries by 10% compared to prior year levels

- Our Norðurál subsidiary named Environmental Company of the Year 2022 in Iceland

Corporate Governance 2022 Highlights

Century is committed to strong corporate governance practices, which we believe promote long-term value creation for our stockholders by strengthening Board and management accountability. Many of our corporate governance practices are a result of continued dialogue and collaboration with our various stakeholders, in an effort to continue to maximize the value delivered to our stockholders. Our key corporate governance practices are listed below and described in more detail below under "Corporate Governance."

- Independent Board Chairman

- Regular meetings of the Independent Directors

- Fully independent Audit, Compensation and Governance & Nominating Committees

- 100% director attendance at Board meetings in 2022 by all directors

- 95% director attendance at Committee meetings in 2022

- Commitment to and emphasis on board diversity, including through the inclusion of the "Rooney Rule" in our Governance and Nominating Committee Charter

- Annual elections for all directors

- Annual Board and Committee self-evaluations

- Proactive shareholder outreach with regular board updates

- Stock ownership guidelines that apply to all executive officers and directors

- Policies prohibiting short sales, hedging, margin accounts and pledging of Century stock by employees, directors and officers

2022 Executive Compensation Highlights and Pay for Performance Alignment

Our compensation program is designed to (i) attract, retain and motivate talented executives, (ii) incentivize and reward our executives for achieving the Company's short- and long-term performance goals and (iii) align management's interests with long-term value creation for our stockholders, with a significant portion of executive compensation variable and at-risk. For more detail regarding our executive compensation program, including definitions for various of the defined terms used below, please see the "Executive Compensation" section of this Proxy Statement.

We believe the following aspects of our 2022 executive compensation program demonstrate our pay-for-performance orientation and our commitment to good governance:

- Setting target total compensation at competitive levels compared to our peers (and typically setting them below median levels for those executives new to their roles), while using annual and long-term incentive compensation to reward and motivate exceptional performance;

- Allocating a significant portion of each named executive officers' ("NEO") compensation to "at risk" compensation, the ultimate payouts or value of which are substantially dependent on the successful achievement of predetermined performance goals or linked to the value of our stock price (80% of 2022 target compensation was "at risk" for our CEO and on average 60% for our other NEOs);

- Linking payouts under a large portion of our long-term incentive awards to the Company's TSR relative to our Industry Peer Group (75% of the 2022 target value of long-term incentive awards for our CEO and 67% on average for our other NEOs); and

- Linking payouts under our annual incentive awards to the achievement of pre-established financial, safety and operational performance targets (70% weighting) and individual performance criteria for each NEO (30% weighting).

We believe 2022 compensation outcomes for our NEOs were aligned with the overall performance of the Company in 2022 as evidenced by:

- Our 2022 Annual Incentive Plan (AIP) payout reflected:

  o Payout at 116% of target under the financial and operational metrics of the plan reflecting strong operational performance and management execution; and

  o Payout at 67% of target under the safety metrics of the plan, which reflected below threshold performance of the total case incident rate (TCIR) component.

- The vesting of our 2020-2022 performance share units ("PSUs") at 64.6% of target, reflecting below target relative TSR performance due, in part, to a challenging macro-economic climate and period of significant uncertainty for the global markets in which the Company operates.

The chart below illustrates the proportion of our CEO's total target compensation that is variable and at risk, demonstrating the Committee's commitment to performance-based and at-risk compensation, in line with our pay-for-performance philosophy.



Approximately 80% of our CEO's 2022 targeted total compensation was variable and/or at-risk compensation, including 75% of long-term incentives in the form of PSUs.

20%	20%	15%	45%
Base Salary	AIP	TVSUs	PSUs

* Target Value Includes: Salary of $850,000; annual incentive of $850,000 and LTI grant of $2,507,500. Total Target Value: $4,207,500

Other Key Features of Our Executive Compensation Program

What We Do	**What We Don't Do**
• We pay for performance with 80% of target 2022 compensation for our CEO "at risk"	• We do not have employment agreements with our officers, all of whom are at-will employees
• We annually consider an appropriate peer group to establish compensation and generally target executive compensation at or near the midpoint of our peers	• We do not allow executives to profit from short-term speculative swings in Company stock or engage in hedging or pledging of Company stock
• We maintain robust Company stock ownership guidelines for our executive officers and directors	• We do not allow for repricing of underwater stock options (including cash-outs)
• We have double-trigger equity vesting in the event of a change-in-control	• We do not pay dividend equivalents on unvested TVSUs
• We have adopted clawback policies for our executive incentive compensation	• We do not provide excise tax gross ups
• Our Compensation Committee retains an independent executive compensation consultant	

PROXY STATEMENT

Century Aluminum Company
1 South Wacker Drive
Suite 1000
Chicago, Illinois 60606

Our Board is soliciting proxies for the 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting") of Century Aluminum Company ("Century" or the "Company"). This proxy statement contains information about the items you will vote on at the 2023 Annual Meeting. Further information and instructions on how to vote online, or in the alternative, request a paper copy of these proxy materials and a proxy card, will be as set forth in the Notice of Internet Availability of Proxy Materials ("Notice") as described below.

Notice of Availability of Proxy Materials

We are pleased to take advantage of the Securities and Exchange Commission ("SEC"') rules that permit public companies to furnish proxy materials to stockholders over the Internet. On or about April 21, 2023, we will begin mailing the Notice and making available to stockholders these proxy materials and the proxy card. The Notice contains instructions on how to vote online, or in the alternative, request a paper copy of the proxy materials and a proxy card. By furnishing a Notice and access to our proxy materials by the Internet, we are lowering the costs and reducing the environmental impact of the 2023 Annual Meeting. If you received a Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained on the Notice. Your vote is important no matter the extent of your holdings.

Questions and Answers

Q.   When and where will the 2023 Annual Meeting be held?

A.   The 2023 Annual Meeting is being held on June 5, 2023, at 8:30 a.m. Central Time, at Hyatt Place Chicago/ Downtown – The Loop, 28 North Franklin Street, Chicago, Illinois 60606.

If you plan to attend the meeting, you will need an admission ticket. To obtain an admission ticket, please write to: Century Aluminum Company, 1 South Wacker Drive, Suite 1000, Chicago, Illinois 60606, Attention: Admission Ticket or email admissionticket@centuryaluminum.com. Please include a copy of your brokerage statement showing your ownership of Century stock as of the record date of April 6, 2023, or a legal proxy (which you can obtain from your broker, bank or other similar organization), and we will send you an admission ticket.

Q.   Who is entitled to vote and how many votes do I have?

A.   You may vote prior to or at the 2023 Annual Meeting if you owned shares of our common stock at the close of business on April 6, 2023. Each stockholder is entitled to one vote for each share of common stock held.

Q.   How many shares are available to vote in the Annual Meeting?

A.   On April 6, 2023, the record date for the 2023 Annual Meeting, there were 92,323,978 shares of Century common stock outstanding.

Q.   What constitutes a quorum for the meeting?

A.   The holders of a majority of the outstanding shares of Century's common stock will constitute a quorum for the transaction of business at the 2023 Annual Meeting. Only shares of Century common stock that are present at the 2023 Annual Meeting, either in person or represented by proxy will be counted for purposes of determining whether a quorum exists at the meeting. Proxies properly received but marked with abstentions, as well as broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of establishing quorum.

Q.   How do I vote?

A.   There are four ways that you can vote your shares:

Internet. The website for voting prior to the 2023 Annual Meeting is http://www.ProxyVote.com. To vote on the Internet, please follow the instructions provided in the Notice and have the Notice available when accessing the Internet. The voting system is available 24 hours a day, seven days a week. The deadline for voting online is 11:59 p.m. Eastern Time on Sunday, June 4, 2023. If you hold your shares in a Century 401(k) plan, the deadline for voting online is 11:59 p.m. Eastern Time on Wednesday, May 31, 2023.

Telephone. If you are located in the United States or Canada, you can vote your shares by calling 1-800-690-6903. This is a toll-free number available 24 hours a day, seven days a week. The deadline for voting by phone is 11:59 p.m. Eastern Time on Sunday, June 4, 2023. If you hold your shares in a Century 401(k) plan, the deadline for voting by phone is 11:59 p.m. Eastern Time on Wednesday, May 31, 2023.

Mail. To vote by mail, please follow the instructions on your Notice to request a paper copy of the proxy card and proxy materials, mark, sign and date your proxy card and return it in the postage-paid envelope provided with the proxy materials. If you mail your proxy card, we must receive it before 6:00 p.m. Eastern Time on Friday, June 2, 2023.

In Person. If you are the stockholder of record, you may vote by attending the 2023 Annual Meeting on Monday, June 5, 2023 at 8:30 a.m., Central Time, at Hyatt Place Chicago/Downtown – The Loop, 28 North Franklin Street, Chicago, Illinois 60606. If your shares are held in "street name" (i.e., you hold your shares in a brokerage account or through a bank or other nominee), you must obtain a copy of the legal proxy from your bank, broker or other holder of record that authorizes you to vote the shares that the record holder holds for you in its name. If you plan to attend the meeting, you will need an admission ticket. See above under "When and where will the 2023 Annual Meeting be held?" for information about how to obtain an admission ticket.

Q. **What is the difference between holding shares as a stockholder of record and as a beneficial owner in "street name"?**

A. Most of our stockholders hold their shares in "street name" through a bank, broker or other holder of record rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially in "street name."

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Investor Services LLC, you are considered the stockholder of record of those shares. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the 2023 Annual Meeting.

Beneficial Owner. If your shares are held in a bank, broker or other holder of record, you are considered the beneficial owner of shares held in "street name." The Notice is being forwarded to you by your bank, broker or other holder of record, who is considered to be the stockholder of record for those shares. As the beneficial owner, you have the right to direct your bank, broker or other holder of record on how to vote. Your bank, broker or other holder of record has provided a voting instruction card for you to use in directing it as to how to vote your shares.

Q **How do I vote my shares that are held in a Century 401(k) plan?**

A. If you participate in one of Century's 401(k) plans, you must provide the trustee of the 401(k) plan with your voting instructions in advance of the meeting. You may do this by returning your voting instructions by mail, or submitting them by telephone or the Internet. You cannot vote shares held in a Century 401(k) plan in person at the 2023 Annual Meeting; only the plan trustee can directly vote your shares. The trustee will vote your shares as you have instructed. If the trustee does not receive your instructions, your shares will not be voted. To allow sufficient time for voting by the trustee, your voting instructions must be received before Wednesday, May 31, 2023.

Q. **May I change my vote?**

A. Yes. If you are the stockholder of record, you may revoke a proxy or change your voting instructions by:

- delivering a written notice of revocation or later-dated proxy to our Secretary at or before the taking of the vote at the 2023 Annual Meeting;

- changing your vote instructions via the Internet up to 11:59 p.m. Eastern Time on June 4, 2023;

- changing your vote instructions via the telephone up to 11:59 p.m. Eastern Time on June 4, 2023; or

- voting in person at the 2023 Annual Meeting.

If you hold your shares in one of Century's 401(k) plans, notify the plan trustee in writing prior to May 31, 2023, that your voting instructions are revoked or should be changed.

If your shares are held in "street name," you must follow the specific instructions provided to you to change or revoke any instructions that you may have already provided to your bank, broker or other holder of record.

Q. **What are the voting requirements to elect the directors and to approve each of the proposals discussed in this proxy statement?**

A. Directors are elected by a "plurality plus" voting standard, which means that the nominees that receive the highest number of votes cast "for" their election will be elected as directors, even if the nominees do not receive a majority of the votes cast; provided, however, that in uncontested elections any director nominee who receives a greater number of votes "withheld" than votes "for" must tender his or her resignation to the Board which shall then determine whether or not to accept or reject such resignation following a recommendation by the Governance and Nominating Committee of the Board. Abstentions and broker non-votes will not have an effect on the outcome of the vote on the election of directors.

Proposal No. 2 (ratification of independent registered public accounting firm) and Proposal No. 3 (advisory vote on the compensation of our named executive officers) each requires the affirmative vote of a majority of the shares of Century common stock present in person or represented by proxy at the meeting and entitled to vote on the matter. Abstentions received on either proposal will have the same effect as a vote against such proposal, and broker non-votes will not have an effect on the outcome of either proposal.

Proposal No. 4, the advisory vote on frequency of future advisory votes on the compensation of our named executive officers, asks stockholders to express their preference for one of three choices: every year, every two years, or every three years. The option receiving the highest number of votes cast will be determined to be the preferred frequency. Abstentions and broker non-votes will have the same effect as not expressing a preference on this proposal.

Q.   Why is it important to instruct my broker how to vote?

A.   Under SEC rules, if you own shares in "street name" through a bank, broker or other holder of record and do not instruct your bank, broker or other holder of record how to vote, your bank, broker or other holder of record may not vote your shares on proposals determined to be "non-routine." Of the proposals included in this proxy statement, only Proposal No. 2, the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023, is considered to be "routine." The other proposals are considered to be "non-routine" matters. Therefore, if you do not provide your bank, broker or other holder of record holding your shares in "street name" with voting instructions, your shares may be voted with respect to Proposal No. 2 but will not be counted as shares present and entitled to vote on the election of directors, the advisory vote on the compensation of our named executive officers, and the advisory vote on the frequency of the advisory vote on the compensation of our named executive officers and will have no effect on the outcome of such matters. Therefore, it is important that you provide voting instructions to your bank, broker or other holder of record.

Q.   What is "householding"?

A.   In addition to furnishing proxy materials over the Internet, the Company takes advantage of the SEC's "householding" rules to reduce the delivery cost of materials. Under such rules, only one Notice or, if paper copies are requested, only one Proxy Statement and Annual Report on Form 10-K are delivered to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders. If a stockholder sharing an address wishes to receive a separate Notice or copy of the proxy materials, he or she may so request by contacting Broadridge Householding Department by phone at 866-540-7095 or by mail to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. A separate copy will be promptly provided following receipt of a stockholder's request, and such stockholder will receive separate materials in the future. Any stockholder currently sharing an address with another stockholder but nonetheless receiving separate copies of the materials may request delivery of a single copy in the future by contacting Broadridge Householding Department at the number or address shown above.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board, upon the recommendation of the Governance and Nominating Committee, has nominated the following director nominees to stand for election to the Board for a one-year term: JARL BERNTZEN, JENNIFER BUSH, JESSE GARY, ERROL GLASSER, WILHELM VAN JAARSVELD, ANDREW MICHELMORE and TAMLA OLIVIER. Each of these nominees has indicated his or her willingness to serve if elected and the Board has no reason to believe that he or she will not be available to serve.

In addition to meeting the minimum qualifications set out by the Board, each of these nominees brings strong and unique backgrounds and skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including board service, corporate governance, compensation, executive management, finance, metals and mining, operations, manufacturing, international business, health and safety, as well as sustainability and environmental and social responsibility.

Set forth below is background information for each nominee (as of the date of this proxy statement), including the qualifications, attributes or skills that led the Board to conclude that such person should be nominated to serve as a member of the Board.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF MESSRS. BERNTZEN, GARY, GLASSER, VAN JAARSVELD AND MICHELMORE AND MSS. BUSH AND OLIVIER TO THE BOARD FOR A ONE-YEAR TERM EXPIRING IN 2024.

DIRECTOR NOMINEES FOR ELECTION TO A TERM TO EXPIRE IN 2024

Name	Age	Business Experience and Principal Occupation or Employment During Past 5 Years; Other Directorships	Director Since
 **Jarl Berntzen**	56	Mr. Berntzen has been a Managing Director in the Investment Banking Division of Oppenheimer & Co. since July 2020, where he serves as Head of Technology M&A. He was previously the Managing Director and Head of Technology & Business Services with G2 Capital Advisors, LLC from September 2019 to June 2020; Managing Director at Vaquero Capital LLC from June 2018 to April 2019; Senior Director, Cinema Strategic Initiatives at Dolby Laboratories, Inc. from October 2016 to October 2017. Mr. Berntzen has extensive experience in mergers and acquisitions ("M&A"), financial restructurings and corporate development activities, having served in senior M&A advisory positions at several international investment banks and advisory firms, including more than 10 years with Goldman, Sachs & Co. Mr. Berntzen's financial acumen and expertise, investment banking experience and international M&A experience provides insight to the Board when considering Century's growth and development objectives. In addition, as a native of Norway, Mr. Berntzen provides international perspective and diversity to the Board. The Board has determined that Mr. Berntzen is an "audit committee financial expert" within the meaning of applicable SEC rules.	2006
 **Jennifer Bush**	49	Ms. Bush has been with Cummins Inc. (NYSE: CMI) since 1997 and has been serving as the President, Cummins Power Systems Business, Vice President, Cummins, Inc. since August 2022. Ms. Bush previously served as Vice President, Cummins Sales and Service, North America from 2017 through 2022 and as President, Mid-South LLC and Cummins Southern Plains LLC from 2014 through 2017. Ms. Bush has served as a Director of Cummins India, Ltd. (NSE: CUMMINSIND.NS) since November 2022. Ms. Bush brings 25 years of experience of global P&L, commercial and operational leadership in industrial businesses to the Board along with a strong commitment to health, safety, and sustainability. Ms. Bush's strategic and operational acumen are an asset to Century as well as her strength as a leader who has embedded sustainability into her business strategy. Ms. Bush provides gender diversity to the Board.	2021



Jesse Gary

43   Mr. Gary has served as Century's President and Chief Executive Officer since July 2021. Prior to becoming President and CEO, Mr. Gary served as Century's Chief Operating Officer from April 2019 through July 2021and Executive Vice President and General Counsel from February 2013 through July 2021.   2021

Mr. Gary was elected to our Board of Directors in July 2021. Prior to joining Century, Mr. Gary practiced law at Wachtell, Lipton, Rosen & Katz in New York. Mr. Gary brings valuable leadership, risk-management, and strategy-development experience to the Board. Mr. Gary also has extensive knowledge of the aluminum industry and global market conditions and, as the only management representative on our Board, Mr. Gary provides a unique perspective in Board discussions about the business and strategic direction of the Company. The Board benefits from his business insights, operational expertise and knowledge of the Company and the markets it serves.



Errol Glasser

69   Mr. Glasser serves as a Partner and Co-Founder of Triangle Capital LLC since March 2005; Director of Regency Affiliates, Inc. (OTC Pink: RAFI) since 2002; Trustee of the Darrow School from September 2008 to February 2020.   2014

Mr. Glasser adds to the Board extensive expertise in corporate development activities by virtue of his having served in the financial sector for over 40 years. The Board also benefits from Mr. Glasser's substantial financial, accounting and investment knowledge and from his experiences serving on other boards and audit committees and as an advisor to other public and private companies. In addition, as a native of South Africa, Mr. Glasser provides international perspective and diversity to the Board. Mr. Glasser is a Chartered Accountant (SA) and the Board has determined that he is an "audit committee financial expert" within the meaning of applicable SEC rules.



Wilhelm van Jaarsveld

| 38 | Mr. van Jaarsveld has been an Asset and Investment Manager of the Aluminum and Alumina Department of Glencore plc since July 2017. Prior to this role, Mr. van Jaarsveld was an Asset Controller/Financial Analyst for Glencore plc from July 2012 to June 2017. | 2017 |

Mr. van Jaarsveld was appointed to the Board in December 2017 pursuant to the terms of the Standstill and Governance Agreement, dated July 7, 2008, between Century and Glencore plc which entitles Glencore plc to designate a nominee, reasonably acceptable to Century, to the Board. Mr. van Jaarsveld adds valuable expertise to our Board by virtue of his experience as Asset and Investment Manager of the Aluminum and Alumina Department at Glencore plc. In addition, as a Swiss resident and South African native, Mr. van Jaarsveld provides international diversity and perspective to the Board.



Andrew G. Michelmore
(Chairman)

| 70 | Mr. Michelmore served as the Executive Director and Chief Executive Officer of MMG Limited from December 2010 to February 2017; Chairman of the International Council on Mining and Metals from April 2016 to June 2017; Chairman of the Minerals Council of Australia since January 2023 and previously from June 2013 to June 2016; Chairman of the Council of Ormond College at the University of Melbourne from 2003 to 2020; Chairman of the Jean Hailes Foundation since 1996. | 2018 |

Mr. Michelmore rejoined the Board in September 2018 after previously serving on the Board from June 2010 through September 2015. Mr. Michelmore adds valuable metals and mining expertise to the Board by virtue of his experience as Chief Executive Officer of MMG Limited and previous experience as Chief Executive Officer of Zinifex, OZ Minerals, EN+ Group and WMC Resources. Mr. Michelmore also adds valuable engineering and international business experience to the Board by virtue of his positions as a Fellow of the Institution of Chemical Engineers and the Australian Academy of Technological Sciences and Engineering and a member of the Business Council of Australia. In addition, as an Australian citizen and having led and operated diversified metals and mining companies in several different countries, Mr. Michelmore provides international diversity and perspective to the Board. The Board has determined that Mr. Michelmore is an "audit committee financial expert" within the meaning of applicable SEC rules.



Tamla A. Olivier

50

Ms. Olivier has served as the Senior Vice President and Chief Operating Officer of Pepco Holdings, Inc., a wholly owned subsidiary of Exelon Corporation (NASDAQ: EXC), since November 2021. Prior to this role, Ms. Olivier was the Senior Vice President and Chief Customer Officer of Baltimore Gas & Electric Company ("BGE") from January 2020 to November 2021; and Senior Vice President of Constellation and President and CEO of BGE Home and Constellation Home from October 2016 to January 2020.

Prior to joining Constellation, Ms. Olivier held a series of leadership roles of increasing responsibility with T. Rowe Price, United Defense and Wells Fargo.

Ms. Olivier offers extensive experience as a seasoned executive in the utilities sector including direct, operational oversight of a substantial P&L business unit, as well as significant functional expertise in the areas of human resources, sustainability, safety and change management.

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Board Diversity Matrix

Effective August 2021, Nasdaq adopted new listing standards that require Nasdaq-listed companies to disclose consistent, transparent diversity statistics regarding their boards of directors. The following matrix summarizes the gender and demographic diversity of our current Board nominees in accordance with Nasdaq prescribed categories and is based on the voluntary self-identification of each nominee:

Board Diversity Matrix
(as of April 10, 2023)

Total Number of Director Nominees		7	

	Female	Male	Did Not Disclose Gender
Gender Identity	2	4	1
Demographic Background			
White	1	4	—
Black or African American	1		
Did Not Disclose Demographic Background		1	

Non-Employee Director Compensation Program

Our non-employee director compensation program is designed to attract and retain talented director candidates. The Board and the Compensation Committee, with the assistance of the Compensation Committee's independent executive compensation consultant, annually reviews the pay levels and structure of our directors' compensation. Directors who are full-time salaried employees of Century are not compensated for their service on the Board. The Board believes that (i) compensation for independent directors should be a mix of cash and equity-based compensation and (ii) compensation for non-employee, non-independent, Board members should only be in cash in order to avoid indirectly increasing the beneficial ownership of any stockholder at whose direction a member of our Board serves. For 2022, Mr. van Jaarsveld waived his right to receive compensation of any kind.

Director Fees

The table below sets forth the components of compensation for our non-employee directors with respect to 2022 (such fees were waived by Mr. van Jaarsveld):

Annual Compensation Element	Amount
Annual Cash Retainer	$ 45,000
Independent Chairman Annual Cash Retainer	100,000
Audit Committee Chair Annual Cash Retainer	12,500
Other Committee Chair Annual Cash Retainer	10,000
Annual Equity Award[1]	120,000
Board and Committee Meeting Fees[2]	2,000

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(1) The annual equity award is granted in the form of time-vested stock units ("TVSUs") following the annual stockholders' meeting or in connection with a new director appointment. Each TVSU vests on the earlier of (i) the one-year anniversary of its grant date or (ii) the next succeeding annual stockholder meeting. For any director who reaches the age of 65, his or her outstanding TVSU award will immediately vest pursuant to its terms. The dollar value of the annual equity award is converted into a number of TVSUs based on the thirty-day trailing average closing price of Century common stock.

(2) Each member of the Board is compensated $2,000 for each Board and Committee meeting attended, except that each of the Audit Committee Chair and Compensation Committee Chair receives $3,000 for each meeting of the Audit Committee and the Compensation Committee attended, respectively.

Any retainers due to the directors are paid on a quarterly basis together with any meeting fees incurred during the prior quarter. All directors are also reimbursed for their travel and other expenses incurred in attending Board and Board committee meetings, other than Mr. van Jaarsveld who also waived his right to receive expense reimbursement.

2022 Director Compensation

The following table sets forth the total compensation for each person who served as a non-employee director during the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash[a]	Stock Awards[b]	Total
Andrew Michelmore	$223,000	$97,604	$320,604
Jarl Berntzen	128,000	97,604	225,604
Jennifer Bush	119,000	97,604	216,604
Errol Glasser	133,500	97,604	231,104
Wilhelm van Jaarsveld[c]	—	—	—

(a) Represents cash retainers and meeting fees earned by each non-employee director for 2022.
(b) These amounts represent the grant date fair value of the TVSUs awarded to each non-employee director computed in accordance with FASB Topic 718, which is calculated by multiplying the number of shares granted by the closing price of Century's common stock on the date of grant. This calculation differs from how the Company calculates the amount of shares in each annual director equity award, which is based on the thirty-day trailing average closing price of the common stock of the Company. The closing price of Century's common stock on June 13, 2022 (the date of grant for all directors) was $10.43. Mr. Glasser and Ms. Bush elected to defer the settlement of all TVSUs awarded to them in 2022 until their service on the Board has terminated.
(c) Mr. van Jaarsveld waived his right to receive compensation in connection with his service on the Board.

The following table sets forth as of December 31, 2022, the number of outstanding stock awards held by each non-employee director who served on our Board during 2022:

Name	Number of Stock Awards Outstanding as of 12/31/2022[a]	Number of Deferred Stock Awards[b]
Andrew Michelmore	—	—
Jarl Berntzen	9,358	107,786
Jennifer Bush	9,358	—
Errol Glasser	—	85,529
Wilhelm van Jaarsveld	—	—

(a) Represents unvested TVSUs as of December 31, 2022. All TVSUs granted to Messrs. Michelmore and Glasser immediately vest upon grant due to each of them having reached the age of 65.
(b) Represents vested TVSUs the settlement of which has been deferred until termination from service as a Director of the Company.

Non-Employee Director Stock Ownership Guidelines

Under our director stock ownership guidelines, each independent director is required to accumulate, within five years of election to the Board, 25,000 shares of our common stock (which was meant to approximate the value (at the time the guidelines were adopted in March 2019) of five times the annual cash retainer payable to independent directors). The guidelines of peer companies and, on a broader basis, industry practices, in place at the time the guidelines were adopted were considered in developing these guidelines. The director stock ownership guidelines continue to be based on a fixed number of shares to address the volatility inherent in the aluminum industry. As of the date of this proxy statement, each of our independent directors is in compliance with our director stock ownership guidelines.

CORPORATE GOVERNANCE

Board Information

The Board, which is responsible for the supervision of the overall business affairs of Century, establishes corporate policies, sets strategic direction and oversees management, which is responsible for Century's day-to-day operations. The Board met eight times during 2022. There are no family relationships among any of our directors and executive officers.

Board Leadership and Independent Chairman

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure at any given time. The Company's current Board leadership structure provides for an independent Chairman of the Board. The Board has not adopted a formal policy regarding whether the roles of the Chairman and Chief Executive Officer should be separate or combined, but recognizes the value to the Company of the separation of these positions and having an independent director serve as Chairman. We believe that this structure is appropriate for the Company because it allows our independent Chairman to lead the Board in its fundamental role of governing the Company and providing advice to management, while also providing for effective independent oversight and allowing our President and Chief Executive Officer to focus on the execution of our business strategy, growth and development. The Board evaluates whether this leadership structure is in the best interests of our stockholders on a regular basis.

Director Independence

Nasdaq Global Select Market ("Nasdaq") rules require that a majority of the board of directors of listed companies be independent as defined by Nasdaq listing standards. The Board determined that each of Messrs. Michelmore, Berntzen and Glasser and Ms. Bush are, and during 2022 were, independent under the criteria established by Nasdaq for membership on the Board and that these directors are independent under applicable SEC rules and Nasdaq listing standards for service on the various committees of the Board on which they serve, in addition to meeting Institutional Shareholder Services' (ISS) independence standards.

Led by our Chairman, our independent directors meet in executive session without the presence of management no fewer than four times each year. The Independent Directors met five times in 2022.

Board Composition and Diversity

Commitment to Diversity

Our Board is committed to maintaining a balance of skills, diversity, viewpoints and experiences on the Board. Our directors bring a range of attributes, viewpoints and experiences along with opinions and individual perspectives, all of which are reflective of the global industry in which we participate. The Board and our Governance and Nominating Committee believe that diversity is an important aspect in Board composition and considers diversity when evaluating any recommendations for nominations to the Board. Reflecting its commitment to diversity, the Governance and Nominating Committee's Charter was amended in March 2021 to provide that any search for potential director candidates include qualified candidates who reflect diverse backgrounds, including diversity of gender, ethnicity and race. The Company is committed to having a Board that reflects diverse perspectives, including those based on gender and ethnicity.

In selecting a director nominee, the Governance and Nominating Committee takes into consideration each potential nominee's diverse attributes and variety of experiences and viewpoints but does not make decisions to nominate a potential candidate solely on the basis of race, ethnicity, gender, national origin or sexual orientation. The Governance and Nominating Committee focuses on skills, education, experience and qualities that would complement the existing Board, recognizing our diverse global business structure. Our current directors come from diverse business backgrounds and are residents of or have nationalities associated with five different nations. The current directors also represent a range of ages: under 40 (14%), 40-49 (28%), 50-59 (29%) and 60 and over (29%).

Identification and Qualification of Director Nominees

The Governance and Nominating Committee solicits recommendations for potential Board nominees from a variety of sources, including directors, officers and other individuals with whom the Governance and Nominating Committee members are familiar, through its own research, and third-party consultants and search firms. The Governance and Nominating Committee also considers nominees recommended by stockholders who submit such recommendations in writing to our Corporate Secretary. The qualifications and standards that the Governance and Nominating Committee will apply in evaluating any recommendations for nomination to the Board include, but are not limited to:

- business or public company experience;

- a willingness and ability to make a sufficient time commitment to Century's affairs to perform effectively the duties of a director, including regular attendance at Board and committee meetings;

- skills in finance, metals and mining and international business and knowledge about the global aluminum industry;

- personal qualities of leadership, character, judgment and integrity;

- attributes that contribute to the gender and racial diversity of the Board; and

- requirements relating to composition of the Board under applicable law and listing standards.

Board Committees and Meeting Attendance

To assist it in carrying out its duties, the Board has established various standing committees, including the committees set forth below denoting composition as of December 31, 2022:

Name	Audit	Compensation	Governance & Nominating	Health, Safety & Sustainability
Andrew Michelmore	X	X	X*	X
Jarl Berntzen	X**	X*	X	X
Jennifer Bush	X	X	X	X*
Jesse Gary				X
Errol Glasser	X*	X	X	X
Wilhelm van Jaarsveld				

*Committee Chair
**Committee Vice Chair

The Board designates the members of each committee and the committee chair annually based on the recommendations of the Governance and Nominating Committee. The Board has adopted written charters for each of these committees, which are available in the "Investors" section of our website, *www.centuryaluminum.com*, under the tab "Governance." During 2022, each of our directors attended 100% of the meetings of the Board and 95% of the meetings of the Board committees on which each such director served. We encourage our directors to attend our annual meeting of stockholders. All of our directors attended our 2022 annual meeting of stockholders.

Audit Committee

The Audit Committee's primary duties and responsibilities include:

- Overseeing the adequacy and effectiveness of the financial reporting process;

- Appointing and overseeing the engagement of the independent auditor, reviewing the scope and results of the independent audit with the independent auditor and managing and reviewing and approving all audit and non-audit services and fees;

- Overseeing the internal audit function, appointing the Company's internal auditor and reviewing with management the adequacy and effectiveness of the Company's system of internal controls;

- Overseeing the Company's risk management, including reviewing with management, the internal auditor and to the extent appropriate, the independent auditor, our financial risk exposures and assessing the steps management has taken to monitor and control such exposures;

- Reviewing legal and regulatory matters with management that may have material financial impacts on the Company;

- Conducting or directing investigations of any allegations of material violations of securities laws, fiduciary duties or similar violations; and

- Reviewing and approving related party transactions pursuant to our Statement of Policy Regarding Related Party Transactions.

In 2022, the Audit Committee held eight meetings. The Board has determined that all current members of the Audit Committee are independent under the criteria established by Nasdaq and under SEC rules applicable to audit committee membership. The Board has also determined that three of the four members of the Audit Committee are "audit committee financial experts" within the meaning of applicable SEC rules.

The report of the Audit Committee is set forth below in the section titled "Audit Committee Report".

Compensation Committee

The Compensation Committee's primary duties and responsibilities include:

- Overseeing the administration of the compensation and benefit plans and policies of the Company, including incentive and equity-based plans and awards;

- Reviewing and approving the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer and determining the Chief Executive Officer's compensation based on such evaluation;

- Reviewing with the Chief Executive Officer and approving the respective goals and objectives relevant to the compensation of the other executive officers and determining the compensation of the other executive officers following recommendations by the Chief Executive Officer based on the Chief Executive Officer's evaluation of the performance of the other executive officers in light of their respective corporate and individual goals and objectives and in light of the Company's most recent stockholder advisory vote on executive compensation;

- Reviewing with the Chief Executive Officer the non-executive management compensation and benefit policies of Century;

- Reviewing and recommending to the Board the compensation of our directors;

- Reviewing with the Chief Executive Officer the Company's succession plans relating to the Chief Executive Officer and the other executive officers;

- Reviewing our executive compensation policies and practices to determine whether they encourage excessive risk-taking, reviewing and discussing the relationship between risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk; and

- Reviewing and discussing with management the Compensation Discussion and Analysis and recommending whether such report should be included in our annual report and proxy statement.

The Compensation Committee held five meetings in 2022. The Board has determined that all current members of the Compensation Committee are independent under the criteria established by Nasdaq and under SEC rules applicable to compensation committee membership. We refer you to the section of this proxy statement titled "Compensation Discussion and Analysis" for discussion of our Compensation Committee's role in determining compensation for our executive officers.

Compensation Committee Interlocks and Insider Participation

At no time during 2022 nor as of the date of this proxy statement, has any member of our Compensation Committee been an officer or employee of our Company and none of our executive officers served as a member of the compensation committee of another entity, or as a director of another entity, one of whose executive officers served on our compensation committee or as one of our directors.

Governance and Nominating Committee

The Governance and Nominating Committee's primary duties and responsibilities include:

- Identifying, recruiting and recommending candidates for election to the Board and its committees;

- Evaluating the size and composition of the Board;

- Recommending to the Board the number, identity and responsibilities of the Board committees;

- Reviewing, evaluating and making recommendations to the Board regarding our corporate governance practices and policies; and

- Overseeing the annual self-evaluation of the Board and of each Board committee.

In 2022, the Governance and Nominating Committee held four meetings. The Board has determined that all members of the Governance and Nominating Committee are independent under the criteria established by Nasdaq and applicable SEC rules.

Health, Safety and Sustainability Committee

The Health, Safety and Sustainability Committee's primary duties and responsibilities include:

- Reviewing the Company's goals, policies and programs relative to health, safety and sustainability;

- Monitoring the Company's performance on health, social responsibility, safety and sustainability matters and reviewing such performance with management;

- Reviewing with management the Company's compliance with laws, rules, regulations and standards of corporate conduct relating to health, safety, social responsibility and sustainability matters; and

- Monitoring the Company's potential risks and liabilities as they relate to health, safety, social responsibility and sustainability and the adequacy of the Company's policies and practices to manage these risks and liabilities.

- The Health, Safety and Sustainability Committee held four meetings in 2022.

Board Oversight of Risk Management

Management of risk is the direct responsibility of our Chief Executive Officer and our management team. Our Board as a whole and through its committees oversees management's attention to risk by regularly reviewing with management the risks inherent to our business and to our business strategy, their potential impacts on us, and our risk management decisions, practices and activities (both short-term and long-term).

The Company has implemented a comprehensive risk management process overseen by the Executive Director of Internal Audit to aggregate, monitor, measure, and manage risk. The risk management process is designed to enable the Board to establish a mutual understanding with management of the effectiveness of the Company's risk management practices and capabilities, to review the Company's risk exposure, and to elevate certain key risks for discussion at the Board level. The Executive Director of Internal Audit reports directly to the Audit Committee and regularly updates the Audit Committee on the Company's risk management process. The Chair of the Audit Committee then reports to the full Board on the risks associated with the Company's operations. The Board also relies on the Chief Executive Officer and other executive officers of the Company to supervise day-to-day risk management and to bring material risks to the Board's attention. The Chief Executive Officer and our other executive officers report directly to the Board and certain Board committees, as appropriate. Directors may also from time to time rely on the advice of our outside advisors and auditors, provided they have a reasonable basis for such reliance.

While the Board has primary responsibility for overseeing risk management, the Board also delegates certain oversight responsibilities to its Board committees. The Audit Committee provides risk oversight with respect to the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls related to the financial statements, the independent auditor's selection, retention, qualifications, objectivity and independence, and the performance of the Company's internal audit function. The Compensation Committee reviews and reports on risks related to our compensation policies and practices. The Governance and Nominating Committee considers risks related to director nominations, corporate governance matters, succession planning and oversees the appropriate allocation of responsibility for risk oversight among the committees of the Board. The Health, Safety and Sustainability Committee provides oversight of risks relating to Century's policies and management systems with respect to health, safety, social responsibility and sustainability matters. The Board regularly receives detailed reports from its committees regarding risk oversight in their areas of responsibility.

The Board as a whole also oversees the Company's cybersecurity risks. Our Chief Information Officer updates the Board periodically regarding the actions management is taking to mitigate the Company's cybersecurity risks and enhance the Company's cybersecurity protection. Management routinely evaluates the Company's existing security processes, procedures and systems in order to determine whether additional enhancements are needed to further reduce the likelihood and impact of a future cybersecurity event. Some of the Company's current safeguards include multi-factor authentication for remote access to systems; performing email phishing test campaigns; strengthened email spam filtering; further restricted internet firewall rules; revoking memory stick and external hard drive use; requiring timely application of security and software patches on servers; antivirus endpoint protection upgrades; performing 24-hour/7-day a week network monitoring; improving our backup and recovery strategy; and updating our cyber incident response plan, among others.

Corporate Governance Guidelines and Code of Ethics

The Board has adopted Corporate Governance Guidelines, which are designed to assist the Board in performing its duties to the Company and its stockholders. These guidelines provide general guidance to the Board with a view to continuing a strong and effective working relationship between the Board and management. The goal of these guidelines is to reflect current governance practices for the Board and to enhance the ability of the Board and management to guide the Company in its continuing growth and success. Our Corporate Governance Guidelines may be amended by the Board at any time.

The Board has also adopted a Code of Ethics that applies to all of our directors, officers and other employees. The Code of Ethics sets forth guidelines for deterring wrong-doing and promoting the highest standards of honest and ethical behavior and integrity in carrying out the Company's business activities.

Copies of our Corporate Governance Guidelines and our Code of Ethics are available on our website at *www.centuryaluminum.com* and to any stockholder who requests them. If and when they occur, we will disclose any amendments to or waivers of our Code of Ethics on behalf of our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions on our website at *www.centuryaluminum.com*.

Related Party Transaction Policy

The Company has a written policy and written procedures for the review, approval and monitoring of transactions involving Century or its subsidiaries and "related parties." For the purposes of the policy, "related parties" include executive officers, directors and director nominees and any of their respective immediate family members, as well as stockholders owning five percent or greater of our outstanding stock and their immediate family members. A copy of the Company's Statement of Policy Regarding Related Party Transactions is available in the Investor section of the Company's website, *www.centuryaluminum.com*, under the tab "Governance."

The Company's Statement of Policy Regarding Related Party Transactions applies, subject to certain specific exclusions, to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which Century or any of its subsidiaries was or is to be a participant and where any related party had or will have a direct or indirect interest. Pursuant to the policy, the Audit Committee is responsible for reviewing related party transactions. However, all transactions with Glencore plc or its affiliates (together, "Glencore") and any other transaction the Audit Committee Chair determines is material to the Company are reviewed by the independent directors, acting as a separate body of our Board. Based on its consideration of all relevant facts and circumstances, whether the transaction is on terms that are fair and reasonable to the Company and whether the transaction is in the business interests of the Company, the Audit Committee or independent directors, as the case may be, will decide whether or not to approve or ratify such transaction. If a related party transaction is submitted for approval after the commencement of the transaction, the Audit Committee or independent directors, as the case may be, will evaluate all options available, including the ratification, rescission or termination of such transaction, if appropriate. The policy defines certain ordinary course, non-material transactions with Glencore that are pre-approved by the independent directors. The Audit Committee receives quarterly reports of all pre-approved transactions.

Transactions with Related Parties in 2022

Please see page 56 for a description of related party transactions in 2022.

Health, Safety and Sustainability

The health and safety of our employees and the local communities in which we operate are critically important to us. We are committed to providing a safe working environment for all of our employees and every visitor to our facilities, and we strive to achieve zero injuries and accidents every day. We believe that best-in-class safety practices and performance produce superior operational and financial performance for the Company and contribute to long-term stockholder value creation. To that end, we continuously assess the risks our employees face at each of our facilities and we work to mitigate those risks through frequent training, appropriately tailored operating procedures and other preventative safety and health programs. We further emphasize the importance of our safety culture by including multiple safety performance goals in our AIP to further incent our executives to champion a safe working environment, and to align a significant amount of their annual cash compensation to the achievement of these goals.

We are also mindful of the environmental impact of our operations and seek to minimize waste from our operations and promote the responsible use of energy and raw materials. We are committed to pursuing the highest possible environmental standards across all our operations, as evidenced by our continued focus on reducing the carbon intensity of our aluminum products and minimizing greenhouse gas emissions where feasible. We seek to mitigate our impact on the environment through a variety of methods, including through the use of renewable energy sources to generate power for certain of our operations, the responsible and efficient management of hazardous and non-hazardous waste, and the sustainable recycling and disposal of aluminum and other by-products produced during the aluminum production process. In addition, in the United States, we continue to advocate and encourage our electric power suppliers to increase their use of renewable energy sources.

We are proud that our wholly-owned subsidiary, Nordural Grundartangi ehf. ("Grundartangi"), has achieved ASI Certification for responsible production, sourcing and stewardship of aluminum, and was named the 2022 Environmental Company of the Year in Iceland. Grundartangi produces a low-carbon aluminum product called Natur-Al™, with energy generated from 100% renewable sources. As a result, Natur-Al™ aluminum is one of the lowest carbon intensity aluminum products in the world, accounting for less than 25% of the average carbon intensity associated with standard aluminum production. We continuously seek additional opportunities to reduce our carbon footprint through the use of technology and a rigorous focus on operational excellence.

2022 Stockholder Engagement

We are committed to a robust and proactive shareholder engagement program. The Board of Directors values the perspectives of our shareholders, and feedback from shareholders on our business, corporate governance, executive compensation, and our ESG program are important considerations for Board and committee discussions throughout the year. We believe that maintaining an active dialogue with our shareholders is important to our commitment to deliver sustainable, long-term value to our shareholders. We seek to engage with shareholders on a variety of topics to help us understand their questions and concerns, to seek input, and to provide perspective on our policies and practices. We also will engage with proxy and other advisory firms that represent the interests of various shareholders. Shareholder feedback is reviewed and considered by the Board and is reflected in adjustments or enhancements to our policies and practices, notably our heightened commitment and emphasis on board diversity and sustainability. Going forward, we intend to continue our efforts to proactively engage with our shareholders to maintain transparency and to better understand their views on key issues. We remain committed to investing time with our shareholders to maintain transparency and to better understand their views on key issues.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board, our independent or non-management directors as a group, or any individual director(s) by sending a written communication in an envelope addressed to the Board or the appropriate director(s) in care of our Corporate Secretary, addressed to: Corporate Secretary, Century Aluminum Company, 1 South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

OWNERSHIP OF CENTURY COMMON STOCK

Stock Ownership of Certain Beneficial Owners

The following table sets forth certain information concerning the beneficial ownership of the Company's common stock, as of the dates noted below, by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of the Company's common stock. The percent of class shown below is based on 92,323,978 shares of common stock outstanding as of April 6, 2023.

Name	Amount and Nature of Beneficial Ownership[a]	Percent of Class
Glencore AG [b]	39,620,489	42.9%
BlackRock, Inc. [c]	9,722,528	10.6%
State Street Corporation [d]	6,428,031	7.0%
The Vanguard Group [e]	6,203,619	6.8%

(a) Each entity has sole voting and dispositive power, except as otherwise indicated.

(b) Based on information set forth in a Schedule 13D/A and a Form 4 filed on December 16, 2022, and January 4, 2023, respectively, by Glencore AG, Glencore International AG and Glencore plc (collectively, "Glencore"). The shares reported as beneficially owned by Glencore include 27,500,000 shares held directly by Glencore International AG and 12,120,489 shares held directly by Glencore AG, as reported in its Schedule 13D/A. Each of Glencore International AG and Glencore plc shares the power to vote and direct the voting of and to dispose or to direct the disposition of the 39,620,489 shares of common stock reported as beneficially owned, and Glencore AG shares the power to vote and direct the voting of and to dispose or to direct the disposition of 12,120,489 shares beneficially owned. The shares reported as beneficially owned by Glencore exclude 5,385,458 shares of common stock issuable upon conversion of the Company's Series A Convertible Preferred Stock owned by Glencore AG, which is convertible only upon the occurrence of events that have not transpired, or in circumstances that would not result in an increase in the percentage of shares of the Company's common stock beneficially owned by Glencore.

(c) Based on information set forth in a Schedule 13G/A dated January 26, 2023, by BlackRock, Inc. ("Blackrock"). Of the shares Blackrock reported it beneficially owned, Blackrock reported sole voting power over 9,650,738 shares, sole dispositive power over 9,722,528 shares and shared voting and shared dispositive power over none of the shares. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(d) Based on information set forth in a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2023, by State Street Corporation ("State Street"). Of the shares State Street reported it beneficially owned, State Street reported sole voting power over none of the shares, shared voting power over 6,322,782 shares, sole dispositive power over none of the shares and shared dispositive power over 6,428,031 shares. The principal business address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

(e) Based on information set forth in a Schedule 13G/A dated February 9, 2023, by The Vanguard Group ("Vanguard"). Of the shares Vanguard reported it beneficially owned, Vanguard reported sole voting power over none of the shares, shared voting power over 187,355 shares, sole dispositive power over 5,967,080 shares and shared dispositive power over 236,539 shares. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

Stock Ownership of Directors and Named Executive Officers

The following table sets forth certain information concerning the beneficial ownership of the Company's common stock as of April 6, 2023 (unless otherwise noted in the footnotes below) by: (i) each of our current directors, (ii) each of the Company's named executive officers, and (iii) all of the Company's current directors and executive officers as a group.

Percentage ownership calculations for beneficial ownership are based on 92,323,978 shares outstanding at the close of business on April 6, 2023. The number of shares and percentage of common stock beneficially owned includes: (i) any common stock that may be acquired upon the exercise of stock options held by that person that are currently exercisable or exercisable within 60 days of April 6, 2023 and (ii) share units that will vest within 60 days of April 6, 2023, to be outstanding. We did not deem these shares outstanding, however, for purposes of computing the percentage ownership of any other person. Our directors or executive officers did not (individually or as a group) beneficially own more than 1% of our outstanding common stock.

The address of all persons listed below is c/o Century Aluminum Company, 1 South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

Name [a]	Total Shares Beneficially Owned	Percentage of Class Beneficially Owned
Andrew Michelmore	68,318	*
Jarl Berntzen	179,278[b]	*
Jennifer Bush	17,199[c]	*
Jesse Gary	188,281[e]	*
Errol Glasser	89,024[f]	*
Wilhelm van Jaarsveld	__[g]	*
Gerald Bialek	—	*
Michelle Harrison	56,939[i]	*
Craig Conti	54,093[j]	*
Gunnar Gudlaugsson	17,643	*
John DeZee	32,501	*
Matthew Aboud	—	*
All Directors, Director Nominees and Executive Officers as a Group (12 persons)	703,276	*

* Indicates less than 1% ownership.
(a)   Each individual has sole voting and dispositive power except as otherwise noted.
(b)   Includes 107,786 TVSUs the settlement of which has been deferred until the termination of Mr. Berntzen's service on the Board.
(c)   Includes 9,358 unvested TVSUs which will vest on June 5, 2023, the date of our annual meeting.
(e)   Includes 144,408 shares held in a self-settled, revocable trust for which Mr. Gary serves as trustee.
(f)   Includes 85,529 TVSUs the settlement of which has been deferred until the termination of Mr. Glasser's service on the Board.
(g)   Excludes both (i) 5,385,458 shares of common stock issuable upon conversion of the Company's Series A Convertible Preferred Stock owned by Glencore AG and (ii) 39,620,489 shares of common stock owned by Glencore, for which Mr. van Jaarsveld serves as the Asset and Investment Manager of the Aluminum and Alumina Department.
(i)   Includes 353 shares that are held in Ms. Harrison's 401(k).
(j)   Beneficial ownership for Mr. Conti reflects holdings as of his March 1, 2022 departure date.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons owning more than 10% of a registered class of the Company's equity securities, to file with the SEC reports of ownership and changes in ownership of the Company's equity securities. Based solely on a review of the reports filed electronically with the SEC, or written representations that no Form 5 filings were required, we believe that, with respect to the 2022 fiscal year, all required Section 16(a) filings were timely made.

EXECUTIVE OFFICERS

The following table details certain information about our current executive officers.

Name	Age	Business Experience and Principal Occupation or Employment During Past 5 Years
Jesse E. Gary	43	President and Chief Executive Officer since July 2021. Mr. Gary previously served as the Company's Executive Vice President and General Counsel beginning February 2013 through and Chief Operating Officer beginning April 2019 through his appointment to President and Chief Executive Officer in July 2021. Mr. Gary joined Century in 2010.
Gerald Bialek	57	Executive Vice President and Chief Financial Officer since August 2022. Prior to joining Century, Mr. Bialek was with Cooper Tire & Rubber Company, serving as Chief Financial Officer from August 2020 to December 2021. Prior to serving in this role, Mr. Bialek, served in several positions of increasing responsibility in finance and strategic functions over the course of 7 years with Cooper Tire & Rubber Company.
Gunnar Gudlaugsson	62	Executive Vice President, Global Operations since February 2021; Managing Director of Nordural Grundartangi ehf., our wholly-owned Icelandic subsidiary, since 2019; Vice President, European and Asian Operations from 2017 to February 2021; Plant Manager at Nordural Grundartangi ehf. from 2009 through 2017. Mr. Gudlaugsson joined Century in 2008.
John DeZee	59	Executive Vice President, General Counsel and Secretary since May 2021. Mr. DeZee previously served as Associate General Counsel of Century beginning in 2008 through the time of his appointment as Executive Vice President, General Counsel and Secretary.
Michelle M. Harrison	47	Senior Vice President, Finance and Treasurer since January 2013 and interim principal financial officer from March 1, 2022 to August 22, 2022. Ms. Harrison joined Century in 2000.
Matthew Aboud	47	Senior Vice President, Strategy & Business Development since May 2021. Prior to joining Century, Mr. Aboud was with Hydro Aluminum, serving in a variety of roles over the course of 17 years. Most recently, he served as Vice President – Extrusion Ingot & Wire Rod, where he oversaw both primary and secondary casthouse facilities throughout Europe.

PROPOSAL NO. 2
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board, on the recommendation of the Audit Committee, has appointed Deloitte & Touche LLP to act as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. We are requesting the Company's stockholders to ratify such appointment. If no direction is given to the contrary, all proxies received by the Board will be voted "FOR" ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Neither the Board nor the Audit Committee is required to take any action as a result of the outcome of the vote on this proposal. If the stockholders do not ratify the appointment, the Audit Committee may investigate the reasons for such rejection but may, nevertheless, continue to retain Deloitte & Touche LLP. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time.

In addition to performing the audit of the Company's consolidated financial statements, Deloitte & Touche LLP provided various other services for the Company during the last two fiscal years. The aggregate fees billed for the last two fiscal years are set forth below:

	2022	2021
Audit Fees[a]	$2,390,000	$2,240,000
Audit - Related Fees[b]	158,000	135,000
Tax Fees[c]	—	—
All Other Fees[d]	36,000	—
Total Fees	$2,584,000	$2,375,000

(a) *Audit Fees.* Audit Fees include fees for professional services rendered for the audit of the Company's annual financial statements, review of the financial statements included in the Company's Form 10-Q, as well as other services normally provided in connection with statutory and regulatory filings or engagements. Other services for 2022 and 2021 include reviews of documents filed with the SEC.

(b) *Audit-Related Fees.* Audit-Related Fees include fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees. Audit-Related Fees for 2022 and 2021 primarily relate to fees associated with registration statements filed with the SEC, certain contemplated transactions and bond refinancing transactions.

(c) *Tax Fees.* Tax Fees would include fees for professional services rendered in connection with tax compliance, tax advice and tax planning.

(d) *All Other Fees.* All Other Fees would include fees for services provided other than services reported under Audit Fees, Audit-Related Fees and Tax Fees. Generally, this category would include permitted corporate finance assistance and permitted advisory services.

All services rendered by Deloitte & Touche LLP are pre-approved by the Audit Committee in accordance with the Audit Committee's pre-approval procedures. Under those procedures, the terms and fees of annual audit services, and changes thereto, must be approved by the Audit Committee. The Audit Committee also pre-approves the scope of audit-related, tax and other non-audit services that may be performed by our independent auditors during the fiscal year, subject to dollar limitations set by the Committee. The foregoing pre-approval procedures are subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to completion of the audit.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting telephonically, and are expected to have the ability to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that Century specifically incorporates it by reference into a filing.

The role of the Audit Committee is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of Century. The Audit Committee's job is one of oversight. Century's management is responsible for the preparation of Century's financial statements and the independent auditors are responsible for auditing those financial statements. The Audit Committee and the Board recognize that management (including the internal audit staff) and the independent auditors have more resources and time, and more detailed knowledge and information regarding Century's accounting, auditing, internal control and financial reporting practices than the Audit Committee does; accordingly, the Audit Committee's oversight role does not include providing any expert or special assurance as to the financial statements and other financial information provided by Century to its stockholders and others.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors the written disclosures and the letter from the independent auditors required by the Public Company Accounting Oversight Board (PCAOB) regarding the independent auditors' communications with the Audit Committee concerning independence, and discussed with the independent auditors their independence from Century. The Audit Committee also discussed with management, the internal auditors and the independent auditors, the quality and adequacy of Century's internal controls, the processes for assessing and monitoring risk, and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks. The Audit Committee has the authority to obtain advice from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receives appropriate funding, as determined by the Audit Committee, from Century for such advice and assistance.

The Audit Committee met with and discussed with the independent auditors all matters required to be discussed by the applicable requirements of the PCOAB and the SEC and, with and without management present, reviewed and discussed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the quality and adequacy of Century's internal controls and the results of the internal audit examinations.

The Audit Committee reviewed and discussed with management and the independent auditors the interim financial information contained in each quarterly earnings announcement in 2022 prior to its public release and the audited financial statements of Century as of and for the year ended December 31, 2022.

Based on the above mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that Century's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.


Respectfully Submitted,

The Audit Committee


Errol Glasser (Chair)	Jarl Berntzen (Vice Chair)	Andrew Michelmore	Jennifer Bush

PROPOSAL NO. 3
ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act and the related rules of the SEC, a resolution will be presented at the 2023 Annual Meeting asking our stockholders to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in this proxy statement. Although the vote is advisory and is not binding on the Compensation Committee, the Board or the Company, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements. We refer to this non-binding advisory vote as the "say-on-pay" vote. Consistent with the frequency preference expressed by our stockholders at the 2017 annual meeting of stockholders, our current policy is to hold a "say-on-pay" vote annually.

You are asked to vote for or against, or to abstain from voting, on the following resolution on an advisory basis:

"Resolved, that the stockholders approve on an advisory basis the compensation of our named executive officers, as disclosed in the Company's proxy statement pursuant to the rules of the SEC, including the "Compensation Discussion and Analysis," the compensation tables, and any related tables and disclosure."

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE FOREGOING RESOLUTION.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is designed to provide the Company's stockholders with an understanding of the Company's executive compensation program and to discuss the 2022 compensation of the Company's named executive officers ("NEOs"). The Company's Compensation Committee (the "Committee") oversees the Company's executive compensation program and establishes the compensation for the Company's NEOs.

The Company's NEOs in this Proxy Statement are the following:

*   Jesse Gary, President and Chief Executive Officer;

*   Gerald "Jerry" Bialek, Executive Vice President and Chief Financial Officer, beginning August 22, 2022;

*   Michelle Harrison, Senior Vice President, Finance and Treasurer and former Interim CFO (Ms. Harrison served as Interim CFO from March, 1, 2022, until August 22, 2022;

*   Craig Conti, Former Executive Vice President and Chief Financial Officer (Mr. Conti resigned from his position with the Company effective March 1, 2022);

*   Gunnar Gudlaugsson, Executive Vice President, Global Operations;

*   John DeZee, Executive Vice President, General Counsel and Secretary; and

*   Matthew Aboud, Senior Vice President, Strategy and Business Development

OUR PHILOSOPHY ON EXECUTIVE COMPENSATION AND OVERVIEW OF 2022 NEO COMPENSATION

The Committee believes the executive compensation program at Century should be structured to align the interests of executives and stockholders. The program should seek to reward value creation at all stages of our business cycle and provide an increasing percentage of performance-based compensation at higher levels of executive responsibility. Compensation should also be market competitive and internally equitable.

Each year the Committee evaluates the Company's executive compensation program to ensure that it is aligned with our strategic priorities and effectively motivates and incentivizes our executives, while also ensuring that risk is appropriately overseen and mitigated. The Committee believes that aligning executive compensation with Company performance and strategy supports our stockholders' interests for long-term value creation.

We believe the following aspects of our 2022 executive compensation program demonstrate our pay-for-performance orientation and our commitment to good governance:

*   Setting target total compensation at competitive levels compared to our peers (and typically setting them at below median levels for those executives new to their roles), while using incentive compensation to reward and motivate exceptional performance;

*   Allocating a significant portion of compensation for our NEOs to "at risk" compensation, the ultimate payouts or value of which are substantially dependent on the successful achievement of predetermined performance goals or linked to the value of our stock price (80% of 2022 target compensation was "at risk" for our CEO and on average 60% for our other NEOs);

*   Linking payouts under a large portion of our long-term incentive awards to the Company's TSR relative to our TSR Comparator Group (75% of the 2022 target value of long-term incentive awards for our CEO and 67% of the 2022 target value of long-term incentive awards for our other NEOs); and

*   Linking payouts under our annual incentive awards to the achievement of pre-established financial, operational and safety performance targets (70% weighting) and individual performance targets for each named executive officer (30% weighting).

We believe overall compensation outcomes for our NEOs are aligned with the overall performance of the Company as evidenced by:

- Our 2022 Annual Incentive Plan (AIP) payout reflected:

    o Payout at 116% of target under the financial and operational metrics of the plan reflecting strong operational performance and management execution; and

    o Payout at 67% of target under the safety metrics of the plan, which included below threshold performance of the total case incident rate (TCIR) component.

- The vesting of our 2020-2022 performance share units ("PSUs") at 64.6% of target, reflecting below target relative TSR performance due, in part, to a challenging macro-economic climate and period of significant uncertainty for the global markets in which the Company operates.

COMPENSATION PROGRAM STRUCTURE

We are committed to developing and implementing an executive compensation program that directly aligns the interests of our NEOs with the long-term interests of our stockholders. To that end, the objectives of the Company's executive compensation program are to attract, retain and motivate talented executive officers who will improve the company's performance and provide long-term strategic leadership. The majority of targeted total compensation for our NEOs is equity-based, vests over multiple years and is tied directly to long-term value creation for shareholders. NEO compensation is comprised of three primary components:



BASE SALARY

Competitive pay to attract and retain talented executives

ANNUAL INCENTIVE PLAN (AIP)

An opportunity to earn an annual cash award based on the Company's financial performance and strategic business objectives

LONG-TERM INCENTIVE PLAN (LTIP)

A mix of performance-based stock units (PSUs) and time-vested stock units (TVSUs) to align management's interests with long-term stockholder interests

Approximately 80% of our CEO's 2022 targeted total compensation was variable and/or at-risk compensation, including 75% of long-term incentives in the form of PSUs.

20% Base Salary	20% AIP	15% TVSUs	45% PSUs

* Target Value Includes: Salary of $850,000; annual incentive of $850,000 and LTI grant of $2,507,500. Total Target Value: $4,207,500

CONSIDERATION OF "SAY-ON-PAY" RESULTS

At the Company's annual meeting of stockholders held in June 2022, 98% of the votes cast on the advisory vote to approve the compensation of the Company's NEOs were voted in favor of the proposal. The Committee believes this affirms our stockholders' support for the Company's approach to executive compensation. No changes were made to the compensation program for 2022 in connection with this vote result.

OUR PROCESS FOR EXECUTIVE COMPENSATION

The Compensation Committee

The Committee is responsible for the executive compensation program design and decision-making process for NEO compensation. The Committee regularly reviews the Company's executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. In consultation with its independent executive compensation consultant, the Committee, regularly:

- Reviews market data to evaluate and assess the competitiveness of the Company's compensation policies compared to the Company's industry peers and broader market practice;

- Reviews performance against the Company's plans and budgets and considers the degree of achievement of pre-established performance goals;
- Reviews the individual performance of each NEO;
- Evaluates the Company's compensation policies to assess compensation-related risk;
- Considers the results of the advisory "Say-on-Pay" vote of the Company's stockholders; and
- Exercises its judgment as to what is in the best interests of the Company and its stockholders.


Stockholder feedback
Recommendations and market data from independent compensation consultant
Committee assessment of business climate and industry factors
Assessment of NEO performance and achievement of Company goals
Clearly articulated compsensation philosophy, with strong pay-for-performance alignment
Compensation Decisions

The Committee maintains an annual agenda to help ensure that it discharges its duties in a thoughtful and timely manner. As a general practice, the Committee makes decisions over multiple meetings, discussing conceptual matters, reviewing preliminary recommendations and reviewing final recommendations, before acting. The Committee dedicated significant time and attention to compensation management in 2022, including holding five meetings.

Compensation Considerations

The Committee, with the support of its independent compensation consultant and management, considers many aspects of the Company's financial and operational performance, as well as other factors when making executive compensation decisions. The factors and considerations the Committee may take into account in making executive compensation decisions include, but are not limited to:

- Long-term stockholder value creation;
- The cyclical nature of the Company's business;
- Performance relative to financial guidance provided throughout the year;
- The Company's operational performance;
- Performance relative to peers and competitors;
- Historic absolute and relative stock price and financial performance;
- Key areas management can influence over the short- and long-term;
- Development and retention of a diverse management team;

- Skills, experience and tenure of executive incumbents; and

- Market values for comparably situated executives among our peer group as well as internal equity.

Benchmarking Executive Compensation

The Committee, together with its independent executive compensation consultant, periodically reviews relevant competitive market data to assess our compensation levels and practices. For purposes of informing 2022 compensation targets, the Committee reviewed the compensation levels of a peer group of metals and other industrial companies that are comparable in size to the Company in terms of revenue, market capitalization, EBITDA and number of employees. The Committee chose these parameters, and ultimately the companies noted below, to permit pay to be evaluated in a context that considers businesses with similar exposure to economic forces and business cycles and with whom the Company may compete for executive talent. The Committee supplemented this data with compensation survey data covering general industry companies with similar revenues to provide additional perspective on competitive pay levels.

Elements of compensation that are benchmarked, separately and in the aggregate, include base salary, annual incentive opportunities and long-term incentive grant values. Generally, the Committee targets total compensation (base salary, annual incentive and long-term incentive) at or near the midpoint of the compensation ranges for comparable positions at the companies comprising the peer group, while being mindful of individual differences such as experience, level of responsibility and performance, as well as the practical implications of pay, on occasion, being the product of an arms-length negotiation at the time an executive is hired or promoted.

For purposes of determining 2022 compensation, the Committee, in consultation with its independent executive compensation consultant, removed Cleveland Cliffs and added Materion Corporation and Warrior Met Coal in order to more accurately reflect an appropriately sized peer group. The following companies comprised the Company's peer group for purposes of determining 2022 compensation for the Company:

- ATI, Inc.
- Carpenter Technology Corp
- Eagle Materials Inc.
- Gibraltar Industries Inc.
- Kaiser Aluminum Corp.

- Koppers Holdings Inc.
- Materion Corporation
- Minerals Technologies Inc.
- Mueller Industries, Inc.
- Schnitzer Steel Industries Inc.

- SunCoke Energy, Inc.
- TimkenSteel Corporation
- Valmont Industries, Inc.
- Warrior Met Coal, Inc.
- Worthington Industries, Inc.

For 2022, the Committee also assessed the Company's TSR performance against a group of aluminum industry companies listed below (the "Industry Peer Group") to give more specific insight into the Company's performance in the context of its specific business climate. The Industry Peer Group is comprised of publicly-listed companies that, like Century, receive a significant portion of their revenue from the production of primary aluminum. Given the commodity-based nature of Century's business and exposure to market forces outside of management's control, the Committee has intentionally selected companies for the Industry Peer Group whose results are similarly affected by the market price of primary aluminum.

Although the Company's peer group described above is an appropriate benchmark for executive compensation at other similarly sized companies, the peer group data does not always provide useful comparisons to other companies that might be experiencing similar business conditions. However, while companies included in the Industry Peer Group compete in the same markets and experience similar business conditions as the Company, they are all substantially larger than the Company in both revenue and market capitalization. To that end, and consistent with the Company's pay-for-performance philosophy, the Committee primarily uses the Industry Peer Group (along with the Compensation Peer Group) to assess relative performance using TSR when awarding long-term incentive awards. However, the Industry Peer Group is not used to benchmark target pay opportunities.

In considering the 2022 Industry Peer Group, the Committee placed a priority on identifying companies that (i) compete in the same markets as the Company; (ii) offer similar products and services as the Company; or (iii) serve the same, or similar, industries and end users as the Company.

Based on the above criteria, the Committee chose the following companies to comprise the 2022 Industry Peer Group:

- Alcoa Corporation
- Aluminum Corp. of China Limited

- Norsk Hydro ASA
- United Co Rusal PLC

Role of the Chief Executive Officer

The Committee, comprised entirely of independent directors, annually (i) sets the target compensation of the Company's CEO including each of the individual elements thereof, and (ii) evaluates the CEO's performance in light of the specific goals and objectives established for the CEO. The Committee considers the recommendations of the Company's CEO (other than with respect to his own compensation), together with input provided by its independent executive compensation consultant, in making its determinations regarding executive compensation.

The Company's CEO attends all Committee meetings other than those portions that are held in executive session, and he is not present during voting or deliberations on matters involving his compensation in accordance with the Committee's charter.

Additionally, the Committee's charter formalizes the working relationship with our CEO and includes the following actions to be taken by the CEO:

• Working with the Committee to provide oversight of Century's compensation plans and policies, including incentive and equity-based plans;

• Reviewing with the Committee the respective corporate and individual goals and objectives for the other NEOs relevant to their compensation;

• Providing the Committee with an evaluation of the performance of the other NEOs in light of their respective corporate and individual goals and objectives; and

• Recommending to the Committee the compensation levels of the other NEOs.

Role of Compensation Committee Consultants

To assist in its review and oversight of the Company's executive compensation program, the Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent executive compensation consultant and consulted with FW Cook regularly throughout the year. A representative of FW Cook attended meetings of the Committee and advised the Committee in connection with the design and implementation the Company's executive compensation program for 2022, including with respect to compensation philosophy, objectives, annual and long-term plan designs, optimal compensation mix and proposed allocations among fixed and variable, and long-term and short-term, compensation. FW Cook also made recommendations with respect to market pay levels, the determination of an appropriate peer group and how the Committee should position the Company's compensation in relation to these peers. Interactions between FW Cook and management are generally limited to discussions on behalf of the Committee or as required to fulfill requests at the Committee's direction. The Committee considers the information presented by FW Cook with respect to compensation matters, but all final decisions regarding the compensation of our NEOs in 2022 were made by the Committee.

During 2022, FW Cook did not provide any services to the Company other than the services provided directly to the Committee. Based on these factors, its own evaluation of FW Cook's independence under applicable SEC and Nasdaq rules, and information provided by FW Cook, the Committee determined that the work performed by FW Cook did not raise any conflicts of interest, and that FW Cook was an independent consultant.

COMPONENTS OF EXECUTIVE COMPENSATION

Our executive compensation program is made up of the following principal components. The Committee may, from time to time, provide additional elements of compensation other than as described below as special circumstances arise, such as in connection with the transition of our CEO in 2021.

	Pay Element	Purpose	Performance Metric	
ANNUAL	***Base Salary***	Base salary provides a secure fixed level of compensation commensurate with individual level of responsibility	N/A	**FIXED**
	Annual Incentive Plan (AIP)	Performance-based annual cash award designed to motivate and reward our executives for achieving the Company's short-term financial and operational objectives	2022 AIP Metrics: • Financial, Operational and Safety (70%) • Individual Performance (30%)	**VARIABLE**
LONG-TERM	***Time-vested Stock Units (TVSUs)***	Time-based equity compensation designed to incent long-term value creation, encourage retention and align executives' interests with our stockholders	Value fluctuates with stock price performance over three-year vesting period	
	Performance Stock Units (PSUs)	Performance-based equity compensation intended to further incent achievement of long-term strategic, financial and operational goals that drive sustainable value creation	Relative TSR over two- and three-year performance periods versus an Industry Peer Group	

Approximately 80% of our CEO's target total compensation is variable and at-risk

20% Base Salary	20% Target Annual Incentive	60% Target Long-term Incentive

On average, approximately 60% of our NEO's (other than the CEO) target total compensation is variable and at-risk

40% Base Salary	24% Target Annual Incentive	36% Target Long-term Incentive

Base Salary

Base salary is the only principal component of NEO compensation whose value is fixed rather than variable. The Committee annually reviews the salaries of our NEOs against comparable positions from peer group and survey data to determine whether adjustments are appropriate. When setting base salaries, the Committee considers each executive's responsibilities and performance against job expectations, experience and tenure as well as the impact of base salary on other compensation elements, such as the size of target incentive awards. The Committee's review of these factors is subjective, and no fixed value or weight is assigned to any specific factor when making salary decisions. The Company does not have employment agreements with any of its executive officers, thereby affording the Committee year-to-year flexibility in base salary determinations. Annual adjustments are generally effective in March of each year but the Committee may also review the salaries of our NEOs in connection with a promotion or other change in responsibility.

The table below sets forth the annualized base salaries of each of our NEOs effective as of March 14, 2022, (unless otherwise noted) other than for Mr. Conti, our former EVP and CFO, who was no longer an employee of the Company as of that date, and the amount by which each NEO's 2021 base salary was adjusted in 2022. Salary adjustments for our NEOs, if any, are generally effective in March of each year or upon a change in position. In 2022, our CEO did not receive an increase to his base salary in recognition of the fact that the Committee made significant adjustments to his base salary in 2021 upon his promotion to the role of CEO. The average salary increase for our other NEOs was 3.0% in 2022, except for Mr. Bialek who joined the company in August 2022 and did not receive a base salary increase.

Named Executive Officer	2022 Annualized	Adjustment from 2021 Salary
Mr. Gary	$850,000	—
Mr. Bialek[a]	$455,000	—
Ms. Harrison	$347,000	$9,500
Mr. Gudlaugsson	$445,000	$15,000
Mr. DeZee	$395,000	$10,000
Mr. Aboud	$330,000	$10,000

(a)   Mr. Bialek was appointed as the Company's Executive Vice President and CFO effective August 22, 2022.

Annual Incentive Program (AIP)

The Company's Annual Incentive Plan (AIP) is designed to provide each NEO with the opportunity to earn an annual cash award for achieving the Company's short-term financial, operational and individual objectives. The AIP places a significant percentage of each NEO's annual cash compensation at risk and aligns the interests of executives and stockholders.

2022 AIP Design and Metrics

Each year, the Committee establishes a target annual incentive award for each NEO expressed as a percentage of base salary, subject to the achievement of pre-established corporate and individual goals, as described below. Payouts under the AIP can range from 0% to 200% of the target based on performance relative to pre-established performance metrics. If the threshold level is not achieved for any particular metric, no amount is to be paid for that metric. However, due in part to the nature of the Company's business, including the substantial impact on the Company's financial results of fluctuations in the price of aluminum as well as the price of certain critical raw materials over which management exercises no control, the Committee retains discretion to modify or eliminate any incentive awards if the Committee determines such actions are warranted.

For 2022, each NEO's target annual incentive opportunity as a percentage of base salary, other than for Mr. Conti who did not receive an annual incentive award for 2022, were as follows:

Named Executive Officer	2022 Target AIP Opportunity
Mr. Gary	100%
Mr. Bialek	65%
Ms. Harrison	50%
Mr. Gudlaugsson	75%
Mr. DeZee	60%
Mr. Aboud	50%

When establishing the 2022 AIP design and metrics, the Committee reviewed the Company's business plan, historical performance, management recommendations and feedback provided by the independent compensation consultant. In considering the design of the 2022 AIP, the Committee noted that previous years' AIP design historically relied on adjusted EBITDA as the dominant financial metric in such plans. Although a reliable indicator of the Company's ultimate financial performance, the Committee observed that adjusted EBITDA inherently requires a substantial number of modifications to appropriately reflect and account for the cyclical nature of a commodity-based business where macro-economic, market and other factors outside of the control or influence of management may have a disproportionate impact on financial results. In order to better link management's actual performance with compensation outcomes, the Committee modified the AIP design for 2022 to include measures focused on operational excellence, capital efficiency and cost control in lieu of adjusted EBITDA, as these measures are all within management's ability to influence on a more direct basis. The Committee also continued to prioritize safety, as in prior years, to reinforce the Company's culture of safety and employee wellness.

In light of such review, the Committee determined that the largest portion of the 2022 AIP design (70%) should focus on Company-wide financial, operational and safety metrics ("FOS Metrics"), with the balance of each NEO's annual incentive opportunity to be determined by certain additional objectives to gauge and evaluate each NEOs individual performance during 2022 (the "Individual Performance Criteria").

The following table summarizes the FOS Metrics included in the 2022 AIP, the respective weightings for each metric and the Committee's rationale for including such metric in the 2022 AIP design. In total, the FOS Metrics represent 70% of the Final 2022 AIP Performance Factor. In early 2023, the Committee met to review the results of the 2022 FOS Metrics and Individual Performance Criteria, and the same were combined to produce a Final 2022 AIP Performance Factor.

	PERFORMANCE METRIC (Weighting)	DEFINITION	RATIONALE
FINANCIAL METRICS	**CONTROLLABLE COSTS (25%)**	Controllable Costs are those elements of the Company's cost structure which are not directly impacted by commodity prices and thus are within Management's ability to control and influence. These costs include labor, maintenance, supplies, pot relining, and other similar costs. The level of planned controllable cost included in the Company's annual business plan is used to set the target level for this metric, with threshold and maximum levels then being set in a commensurate fashion.	The Committee approved the inclusion of Controllable Costs as an AIP performance measure to drive disciplined cost management as a basis to support the Company's financial goals.
	SHIPMENT VOLUME (15%)	Total tonnes of aluminum shipped to customers, which may vary from reported results to adjust for immaterial, non-recurring delays due to non-operational factors.	The Committee believes setting appropriate volume targets helps drive revenue, focus management on operational execution and optimize operating leverage.
OPERATIONAL METRICS	**ENERGY EFFICIENCY (3.33%)**	A direct measurement of the amount of energy required per tonne of aluminum produced.	Understanding that power is the single largest cost component of aluminum production, the Committee recognizes that optimizing energy efficiency is critical to drive operational and financial results.
	CURRENT EFFICIENCY (3.33%)	A direct measurement of the ratio of actual achieved aluminum production vs the theoretical potential production capacity of our facilities.	The Committee selected Current Efficiency as an AIP metric since it is the best single indicator of the overall efficiency of the aluminum reduction process.
	AMPERAGE (3.33%)	A direct measurement of the average electrical current strength at each of our facilities.	Aluminum production volume is directly proportional to amperage. Thus, the Committee selected Amperage as an AIP metric to incentivize greater production volumes.
SAFETY METRICS	**TOTAL CASE INCIDENT RATE (TCIR) (10%)**	An OSHA approved metric defined as the number of work-related injuries per 100 full-time workers during the fiscal year.	Safety is the Company's first and most important priority and TCIR provides a direct measurement of the Company's safety performance for each compensation year.
	INCIDENT REVIEW (10%)	Measures the quality and timeliness of management's actions to review actual or potential safety incidents and mitigate the future occurrence of serious injuries.	Incident Review is integral to improving future safety performance and provides a measure of forward-looking actions implemented by the Company towards achieving its goals.

The Individual Performance Criteria (which comprise 30% of the weighting of the Final 2022 AIP Performance Factor) were developed to incent and reward each NEO's execution of his or her specific goals and operational targets that are uniquely attributable to their respective executive functions. The specific Individual Performance Criteria are established at the beginning of each year and tailored specifically to each NEO based on his or her direct areas of responsibility. As with the FOS Metrics, the Individual Performance Criteria can range from 0% to 200% of target based on each NEO's performance. At the end of each year, the Committee receives from the CEO an assessment of each NEO's (other than the CEO) performance with respect to his or her Individual Performance Criteria, and final determination of each NEO's performance (including the CEO) is made by the Committee. We consider the specific Individual Performance Criteria to be confidential, the disclosure of which is not material to an understanding of our 2022 executive compensation and would cause competitive harm to the Company. The Individual Performance Criteria established by the Committee for 2022 included goals and objectives tied to operational performance and other Company initiatives and strategies.

The FOS Metrics, Individual Performance Criteria and their respective weightings, were communicated to the NEOs at the beginning of the performance period. Targets were set for each of the FOS Metrics and Individual Performance Criteria at levels that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve in light of historical performance and the Company's business forecast (including, among other things, consideration of market, economic and geopolitical factors) at the time the metrics were approved.

2022 AIP Performance Results

The following table summarizes the Company's 2022 AIP results with respect to the Company's FOS Metrics. The results of each performance measure are expressed as a payout factor based on the percentage of the target performance level. For the 2022 AIP, performance greater than threshold but less than target results in a payout factor range of 50% - 99% of the executive's target opportunity, and performance at or greater than target results in a payout range of 100% up to a maximum of 200% of the executive's target opportunity, in each case using straight line interpolation between the points. Below threshold performance for each metric results in a payout of 0% for such metric.

	Weighting	Threshold 50%	Target 100%	Max 200%	Payout
Controllable Costs ($MM (Better)/Worse than Plan)	25%	$30	Actual: $(5) / $0	$(30)	116%
Shipment Volume (MT)	15%	738k	Actual: 762k / 757k	777k	123%
Energy Efficiency*	3.33%	50	Actual: 119 / 100	150	138%
Current Efficiency*	3.33%	50	100	Actual: 148 / 150	197%
Amperage*	3.33%	Actual: 57 / 50	100	150	57%
TCIR	10%	Actual: 2.0 / 1.28	1.16	0.89	0%
IRB Reporting (% on-time)	10%	80	Actual: 93% / 90	100	133%

* Due to the competitively sensitive nature of this measure, the threshold, target, maximum and result levels have all been indexed and reported as such.

In the aggregate, the financial and operational components of the 2022 AIP were achieved at 116% of target reflecting strong Company performance and outstanding management execution. The safety metrics of the 2022 AIP were achieved at 67% of target, reflecting below threshold performance of the total case incident rate (TCIR) component. When combined, the payout for each NEO, excluding Mr. Conti, under the FOS Metric portion of the plan was 102% of target.

In early 2023, the Committee met to review each NEO's Individual Performance Criteria including their specific contributions to the achievement of key strategic projects, and the Company's overall performance during 2022. Despite an extraordinarily challenging year that saw the Company face unprecedented headwinds, the Committee noted Management's outstanding execution and leadership to produce the financial and operational results above. In particular, the Committee noted the executive team's successful completion of the restart program at the Mt. Holly facility and substantial progress on the construction of a new low-carbon billet casthouse at the Company's Grundartangi, Iceland smelter. The Committee also considered the management of the Company through a historically volatile power price environment, including significant energy curtailments at the Grundartangi smelter and significant volatility in aluminum prices. Additionally, the Committee's took into consideration each NEO's strategic leadership ability and contributions to Company culture. Based on these results, the Committee assessed the results of each NEO's Individual Performance Criteria to be between 100% and 200% of target. When combined with the FOS Metric portion of the 2022 AIP, a Final 2022 AIP Performance Factor was calculated as indicated in the table below.

The Committee determined that these outcomes and adjustments were reflective of its pay-for performance philosophy, and in the best interest of the Company and its stockholders. Therefore, the Committee approved the following AIP payments for 2022:

Name	Target 2022 AIP Opportunity[a]	Final 2022 AIP Performance Factor[b]	Actual 2022 AIP Award
Mr. Gary	$850,000	131.5%	$1,117,750
Mr. Bialek	$107,238	102%	$109,383
Ms. Harrison	$173,500	113.5%	$196,923
Mr. Conti	—	—	—
Mr. Gudlaugsson	$333,750	121%	$403,838
Mr. DeZee	$237,000	107.5%	$254,775
Mr. Aboud	$165,000	109%	$179,850

(a) Calculated by multiplying each NEO's 2022 annualized base salary by their 2022 AIP Target Opportunity, except for (i) Mr. Bialek, whose Target 2022 AIP Opportunity was pro-rated based on his date of appointment to the role of CFO effective August 22, 2022, and (ii) Mr. Conti who resigned from the Company effective March 1, 2022, and did not receive a 2022 AIP award.

(b) The Final 2022 AIP Performance Factor is comprised of the following components: (i) 70% FOS Metric performance which was assessed at 102% of target, and (ii) 30% Individual Performance Criteria which was determined to be 200% for Mr. Gary and 130% for the average of the other NEOs, excluding Mr. Conti.

Long-Term Incentive Plan (LTIP)

The Company's Long-Term Incentive Plan (LTIP) is designed to (i) align executive compensation with the interests of the Company's stockholders by linking compensation to absolute and relative stock price performance and (ii) encourage retention over multi-year performance periods. Awards under our LTIP typically represent the single largest component of our executive compensation program thereby aligning a substantial portion of NEO compensation with long-term value creation for our stockholders.

2022-2024 LTIP Design

The 2022-2024 LTIP provides for two types of equity-based awards, each of which will cliff-vest in full (subject to satisfaction of certain performance criteria in the case of PSUs) at the end of a three-year vesting period that ends on December 31, 2024.

Time-vested stock units (TVSUs), weighted at 25% of the total LTIP award value for the CEO and 33% for our other NEOs, are time-vesting equity awards that cliff-vest in full three years from the date of grant, provided the NEO continues to be employed by the Company. The Committee believes that awarding a portion of the Company's LTIP awards in the form of time-vested equity encourages retention and ensures that executives' interests are aligned with those of the Company's other stockholders towards long-term value creation.

Performance stock units (PSUs), weighted at 75% of the total LTIP award value for the CEO and 67% for our other NEOs, are performance-based awards that are earned based upon the Company's TSR relative to the average TSR of the Industry Peer Group (discussed above) over an established performance period and which may be adjusted, up or down, by a Strategic Objective Multiplier (as discussed below) at the discretion of the Committee to reflect the Company's performance against certain long-term strategic objectives. The Committee believes this structure properly aligns management with stockholder interests with respect to long-term relative share price performance and achievement of long-term strategic objectives.

TSR is calculated by the Committee and defined as the change in value of the stock price during the applicable performance period, including any dividends during such period being reinvested. Fifty percent (50%) of the 2022-2024 PSU payout is based on the Company's relative TSR performance over a two-year period (2022-2023) and the remaining fifty percent (50%) of the payout is based on the Company's relative TSR performance over the full three-year performance period (2022-2024). Subject to achieving at least a threshold level of relative TSR performance over either performance period, some or all of the PSUs will cliff-vest commensurate with the level of performance attained, provided the NEO continues to be employed by the Company.

Finally, the 2022-2024 LTIP design also includes a Strategic Objective Modifier which allows the Committee to adjust the final PSU performance level by a factor of 0.80 to 1.20 at the discretion of the Committee to reflect the Company's performance against certain long-term strategic objectives set by the Committee at or near the beginning of the performance period. The strategic objectives are designed to focus management on the long-term interests of the Company's stockholders and include objectives addressing, among other things, securing critical long-term supply and sales arrangements, environmental, social and governance (ESG) matters, expansion into new businesses and markets, and effective execution of long-term capital improvement projects. The strategic objectives are reviewed on an annual basis by the Committee and may be adjusted from time to time at the discretion of the Committee to ensure they continue to reflect the Company's long-term goals and priorities. We consider the specific strategic objectives included in the 2022-2024 LTIP to be confidential, the disclosure of which is not material to an understanding of our 2022 NEO compensation and would cause competitive harm to the Company.

The Committee established the following range of targets and achievement percentages for the 2022-2024 PSUs (linear interpolation applies between threshold and target and between target and maximum performance levels):

Performance Level	Century Relative TSR	Achievement Percentage (% of Target)
Maximum	150% of Industry Peer Average	200%
Target	100% of Industry Peer Average	100%
Threshold	50% of Industry Peer Average	50%
Below Threshold	<50% of Industry Peer Average	0%

Each year, the Committee meets and performs a qualitative review of each NEO's performance together with a quantitative assessment of peer group and survey market data over the course of one or several meetings. During such review in 2022, the Committee established a target award for each NEO, expressed as a percentage of base salary, as described in the table below.

Named Executive Officer	2022-2024 Target LTIP Opportunity (% of Salary)
Mr. Gary	295%
Mr. Bialek	130%
Ms. Harrison	60%
Mr. Conti	150%
Mr. Gudlaugsson	120%
Mr. DeZee	100%
Mr. Aboud	75%

The table below sets out the 2022-2024 LTIP grants for each NEO at the target performance level. The number of PSUs and TVSUs is determined by the Committee by dividing each NEO's target LTIP Opportunity (expressed as a dollar value) by the Company's trailing 20-day average closing stock price as of the grant date. Although this approach results in a different number of PSUs and TVSUs granted than would otherwise be achieved by using the grant date fair value, the Committee believes this methodology is appropriate given the (i) significant historical volatility of the Company's stock, and (ii) immaterial nature of the discrepancies over time between the two approaches.

Named Executive Officer	2022-2024 LTIP Value[a] ($)	PSUs (#)	TVSUs (#)
Mr. Gary	2,818,363	127,643	42,548
Mr. Bialek[b]	68,343	—	8,575
Ms. Harrison	234,009	9,425	4,706
Mr. Conti[c]	750,250	30,218	15,087
Mr. Gudlaugsson	600,201	24,175	12,069
Mr. DeZee	443,974	17,882	8,928
Mr. Aboud	278,191	11,205	5,594

(a) Represents the grant date fair value of PSU and TVSU awards, which are calculated (i) in the case of PSUs, by multiplying the target number of shares awarded by the closing price of the Company's common stock on the date of grant, and (ii) in the case of TVSUs, by multiplying the number of shares awarded by the closing price of the Company's common stock on the date of grant. For awards made with a grant date of January 1, 2022, the amounts shown reflect the closing price of the Company's common stock on December 31, 2021 (the last trading day prior to the date of grant) of $16.56, except for Mr. Bialek's LTIP award which was made on August 22, 2022, and thus reflects a grant date closing price of the Company's common stock on August 22, 2022, of $7.97.

(b) In connection with Mr. Bialek's appointment to the role of CFO effective August 22, 2022, the Committee granted him a pro-rated 2022 LTIP grant consisting solely of TVSUs.

(c) Mr. Conti resigned from the Company effective March 1, 2022, and therefore forfeited his entire 2022-2024 LTIP award in accordance with its terms.

2020-2022 LTIP Results

The 2020-2022 LTIP awards consisted of both TVSUs and PSUs. PSUs awarded under the 2020-2022 LTIP vested based on the Company's TSR relative to the Industry Peer Group noted above, with fifty percent (50%) of the payout based on the Company's relative TSR performance over a two-year period (2020-2021) and fifty percent (50%) of the payout based on relative TSR performance over a three-year period (2020-2022). The range of targets and achievement percentages with respect to TSR for the 2020-2022 PSUs was the same as was used for the 2022-2024 PSUs above.

For the 2020-2022 performance period, the Company's TSR performance for the two-year period (2020-2021) was 87.9% of the average TSR of the Industry Peer Group, and the Company's TSR performance for the three-year period (2020-2022) was 19.8% of the average TSR of the Industry Peer Group, for a combined average of 53.9%.

With respect to the Strategic Objective Modifier, the Committee considered the extraordinary challenges faced by the executive team during the performance period and specifically took note of the executive team's (i) outstanding management of the Company during a period of unprecedented power and metal price fluctuations; (ii) completion of the partial restart program at the Mt. Holly facility; and (iii) substantial progress on the construction of a new low-carbon billet casthouse at the Company's Grundartangi, Iceland smelter. Based on these results, the Committee exercised the Strategic Objective Multiplier at 1.20 for all NEOs. As a result, the 2020-2022 PSUs vested at 64.6% of target, and were issued in the amounts set forth below:

	2020-2022 PSUs	
Name	Target (#)	Earned (#)
Mr. Gary	125,426	81,025
Mr. Bialek[a]	—	—
Ms. Harrison	18,142	11,720
Mr. Conti[b]	84,721	0
Mr. Gudlaugsson	17,743	11,462
Mr. DeZee	18,008	11,633
Mr. Aboud[c]	—	—

(a) Mr. Bialek joined the Company effective August 22, 2022, and therefore did not receive a 2020-2022 LTIP award.
(b) Mr. Conti resigned from the Company effective March 1, 2022, and therefore forfeited his entire 2020-2022 LTIP award in accordance with its terms.
(c) Mr. Aboud joined the Company in May 2021, and therefore did not receive a 2020-2022 LTIP award.

CEO TRANSITION PAYMENTS

In May 2021, in connection with his promotion to CEO, Mr. Gary received a one-time promotion award of $8,000,000, 25% of which was to be granted in the form of TVSUs and 75% of which was to be paid in cash. Each of the cash and TVSU portions of the award are to vest over a three-year period, as illustrated below, subject to Mr. Gary's continued employment. In providing this one-time award, the Committee sought to establish robust retention incentives given the importance of leadership continuity following the retirement of Century's prior CEO. As these payments were determined and granted in 2021, the Committee did not consider the vesting or timing of such payments in its assessment of Mr. Gary's 2022 compensation.

	Cash Award	TVSU Award	Total
One-Time CEO Transition Award[1]	$6,000,000	$2,000,000[2]	$8,000,000
50% vested on July 1, 2022	$3,000,000	$1,000,000[3]	$4,000,000
30% to vest on July 1, 2023	$1,800,000	$600,000[4]	$2,400,000
20% to vest on July 1, 2024	$1,200,000	$400,000[5]	$1,600,000

[1] Granted July 1, 2021.
[2] The number of TVSUs granted to Mr. Gary pursuant to this award was determined to be 157,536. This number of TVSUs was calculated based on the twenty-day trailing average closing price of the common stock of the Company, as of the grant date, which was determined to be $12.70. The closing price of the Company's common stock on the grant date was $12.61.
[3] Represents 78,768 TVSUs (50% of the original number of TVSUs granted) which vested on July 1, 2022.
[4] Represents 47,261 TVSUs (30% of the original number of TVSUs granted) which vest on July 1, 2023.
[5] Represents 31,507 TVSUs (20% of the original number of TVSUs granted) which vest on July 1, 2024.

RETIREMENT BENEFITS

We maintain a 401(k) Plan for our U.S.-based employees, including our NEOs. The Century Aluminum 401(k) Plan is a tax-qualified retirement savings plan pursuant to which our U.S.-based employees are able to contribute a percentage, up to the limits prescribed by the Internal Revenue Service, of their annual compensation on a pre-tax basis. For our U.S.-based salaried employees, the Company also makes a matching contribution, the level of which is determined based on the employee's eligibility to receive continued accruals in the Qualified Plan (as described below). Employees of the Company prior to January 1, 2015 (but who were under age 50 as of such date) as well as employees who joined the Company on or after January 1, 2015 (all of whom are ineligible to receive accruals in the Qualified Plan) are entitled to a matching contribution under the Century Aluminum 401(k) Plan equal to 100% of such employee's contributions up to 6% of eligible compensation and a discretionary, non-elective, contribution of either 3% or 6% of eligible compensation based on the employee's hire date. Employees of the Company prior to January 1, 2015 who were age 50 or older as of such date, all of whom are eligible to receive continued accruals under the Qualified Plan, are entitled to a matching contribution under the Century Aluminum 401(k) Plan equal to 100% of such employee's contributions, up to 4% of eligible compensation, and 50% of such employee's contributions up to the next 2% of eligible compensation, subject to the limits prescribed by the Internal Revenue Service. Of our NEOs, only Mr. DeZee was a U.S.-based employee of the Company and over the age of 50 prior to January 1, 2015.

We also maintain a non-contributory defined benefit pension plan, which we refer to as our "Qualified Plan," and a Supplemental Retirement Income Benefit Plan, or "SERP," both of which closed to new participants as of January 1, 2015. Participants in the Qualified Plan who were under age 50 as of January 1, 2015, are no longer eligible for future accruals under the Qualified Plan. Employees of the Company prior to January 1, 2015, who were age 50 or older as of such date, continue to be eligible for accruals under the Qualified Plan. All of our NEOs were employed by the Company prior to January 1, 2015, and participate in the Qualified Plan with the exception of Mr. Bialek and Mr. Gudlaugsson.

Ms. Harrison also participates in the SERP which provides participating executive officers with an additional retirement benefit equal to the amount that would normally be paid under our Qualified Plan if there were no annual compensation limitations under Sections 415 and 401(a)(17) of the Internal Revenue Code (the "Code"). Benefit accruals under the SERP ceased as of January 1, 2015.

In Iceland, Mr. Gudlaugsson participates in the Lifsverk Pension Fund, which allows for voluntary employer contributions similar to a U.S. 401(k) plan in addition to mandatorily required contributions. In connection with Mr. Gudlaugsson's employment, the Company has agreed to make contributions to the fund on his behalf.

In connection with the cessation of benefit accruals under the SERP, in December 2015, the Committee approved and adopted a new nonqualified deferred compensation plan for certain members of management or highly compensated employees (the "Restoration Plan"). The Restoration Plan provides for Company contributions to eligible executives with respect to compensation above the limit provided under Section 401(a)(17) of the Code and is part of the Company's shift away from a defined benefit retirement plan structure to a defined contribution retirement plan structure. Each of our NEOs, other than John DeZee and Gunnar Gudlaugsson, have been made a participant in the Restoration Plan and are entitled to contributions of 9% of eligible compensation, or 12% in the case of Ms. Harrison.

These benefits are further described below under the captions "Post-Employment Compensation" and "Potential Payments and Benefits upon Termination or Change-in-Control."

SEVERANCE AND CHANGE IN CONTROL BENEFITS

The Company's policy is to provide certain severance and change in control protections to the Company's NEOs based on competitive practice in the industry. We believe that providing the Company's executives with specified benefits in the event of termination of employment under certain circumstances helps us to retain executives and maintain leadership stability. Furthermore, we believe the change in control protections serve to maximize stockholder value by creating incentives for NEOs to explore strategic transactions and work to bring such transactions to fruition if appropriate.

In furtherance of the foregoing, the Company adopted the Amended and Restated Executive Severance Plan (the "Executive Severance Plan"). The Executive Severance Plan provides severance benefits under certain circumstances (such as by the Company without cause or upon the death or disability of the executive) or in connection with a change in control of the Company. Severance benefits following a change in control are only provided on a "double trigger" basis, meaning that payment of the benefit is not awarded unless the executive's employment is terminated by the Company without cause or by the executive upon certain enumerated changes in his or her employment terms within an agreed period following the change in control. We believe the double trigger vesting structure strikes a balance between the severance protection and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change in control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive management and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn these payments.

Provisions of these arrangements for the Company's NEOs that relate to severance pay and termination benefits (including upon a change in control), including treatment of LTIP awards upon termination of service with the Company, are described in further detail below in the section entitled "Potential Payments and Benefits Upon Termination or Change-in-Control."

EMPLOYMENT AGREEMENTS

The Company does not currently have employment agreements with any of the NEOs, each of whom is an at-will employee of the Company.

OTHER COMPENSATION CONSIDERATIONS AND POLICIES

Stock Ownership Guidelines

We maintain stock ownership guidelines for our executives which are summarized in the table below. We adopted these guidelines to further underscore our belief that management's interests should be aligned with those of our stockholders. The guidelines are based on a fixed number of shares, which was established after giving consideration to the value of the fixed share amount as a percentage of salary. Shares underlying unvested TVSUs and PSUs, and unexercised stock options (whether vested or unvested), do not count towards meeting the guidelines. The guidelines of peers and, on a broader basis, industry practices were considered in developing this policy.

Category	Share Guideline
Chief Executive Officer	150,000
Executive Vice Presidents	48,000
Senior Vice Presidents	18,000
Vice Presidents	6,000

These guidelines provide that officers should meet these minimum ownership levels within five years from the later of the date of hire or the effective date of the guidelines. Officers who are subsequently promoted to a higher category of participant level will have five years from the date of promotion to achieve their increased share guideline. The Committee is responsible for monitoring the application of our stock ownership guidelines and has discretion to waive or extend the time period in which officers should achieve minimum ownership levels. Each of our current NEOs is in compliance with these guidelines, has been granted a waiver from the Committee or is within the applicable grace period.

Company Policy Prohibiting "Short Sales," Pledging and Hedging of Company Stock

The Company's insider trading policy prohibits our officers, directors and all other employees from engaging in short sales in our common stock and requires that any Company shares purchased in the open be held for a minimum of six months. This Company policy also prohibits our officers, directors and all other employees from entering into "put" and "call" options (unless specifically authorized) or entering into any hedging transactions (including those involving prepaid variable forward contracts, equity swaps, collars and exchange funds). The Company's insider trading policy also prohibits pledging the Company's securities as collateral for a loan and holding Company securities in margin accounts.

Clawback Policy

The Company maintains an Incentive Compensation Recoupment Policy. Under this policy, the Company's Board will, to the extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus or incentive compensation, cause the cancellation of restricted or deferred stock awards and outstanding stock options, and seek reimbursement of any gains realized on the exercise of stock options attributable to such awards, if and to the extent that: (a) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement; (b) the Board or an appropriate committee determines that the employee engaged in any fraud or misconduct which caused or contributed to the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the employee had the financial results been properly reported would have been lower than the amount actually awarded.

Timing of Equity Awards

Generally, the Committee makes incentive pay decisions for our NEOs at regularly scheduled Committee and Board meetings. Typically, annual incentive awards are approved in the first quarter of each year. The Committee may also make compensation determinations at other times during the year for newly-hired executives or in connection with the promotion of existing employees. The Committee does not time any form of compensation award, including equity-based awards, to coincide with the release of material non-public information.

Income Tax Consequences

Under Section 162(m) of the Code compensation paid to our covered executive officers (including performance-based compensation) in excess of $1 million is not deductible unless the compensation qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Historically, however, the deductibility of executive compensation has not been a significant goal or consideration in structuring the Company's executive compensation programs.

Compensation Risk Assessment

The Committee annually reviews the relationship between the Company's risk management policies and practices and the incentive compensation provided to the Company's NEOs to confirm that the Company's incentive compensation does not encourage unnecessary or excessive risks. The Committee also reviews the relationship between risk management policies and practices, corporate strategy and senior executive compensation.

Overall, the Committee believes the Company's compensation programs are balanced and aligned with the long-term interests of our stockholders. Under the Company's compensation structure, management can achieve the highest amount of compensation through consistent superior performance over extended periods of time. This incentivizes management to manage the Company for the long term and to avoid excessive risk-taking in the short term. Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure and the elements of compensation are similarly balanced among cash, TVSUs (which do not contain any performance-based vesting requirements and settle in Company stock), and performance-based awards. With limited exceptions, the Committee retains absolute discretion to modify or eliminate any incentive awards if the Committee determines such actions are warranted.

The Committee annually reviews a comprehensive compensation risk assessment conducted independently by FW Cook. The assessment focused on the design and application of the Company's executive and non-executive compensation programs and whether such programs encourage excessive risk taking by executive officers and other employees. Based on this assessment and the Committee's review, the Committee believes that the Company's executive compensation programs (i) do not motivate our executive officers or our non-executive employees to take excessive risks, (ii) are designed to encourage behaviors aligned with the long-term interests of stockholders, and (iii) are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Century Aluminum Company, have reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with the Company's management and based on such review and discussions, the Compensation Committee recommended to the Company's Board that the Compensation Discussion and Analysis be included in Century's 2022 Annual Report on Form 10-K and Century's 2023 Proxy Statement.

Respectfully Submitted,

The Compensation Committee

Jarl Berntzen (Chair)　　　Errol Glasser　　　Andrew Michelmore　　　Jennifer Bush

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation of our NEOs for the years ended December 31, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)(a)	Bonus ($)	Stock Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(d)	All Other Compensation ($)(e)	Total ($)
Jesse Gary	2022	850,000	3,000,000[f]	2,818,363	1,117,750	—	407,422	8,193,535
President and Chief Executive Officer	2021	693,769	—	4,074,372	569,357	—	102,810	5,440,308
	2020	550,000	—	1,414,098	346,005	54,135	102,907	2,467,145
Gerald Bialek	2022	148,750	—	68,343	109,383	—	65,128	391,604
Executive Vice President and Chief Financial Officer								
Michelle Harrison	2022	344,808	50,000[g]	234,009	196,923	—	58,393	884,133
Senior Vice President, Finance and Treasurer	2021	335,769	—	201,750	139,388	—	53,829	730,736
	2020	330,000	—	204,537	110,385	242,638	57,215	944,775
Craig Conti	2022	87,000	—	750,250[h]	—	—	44,303	881,553
Former Executive Vice President and Chief Financial Officer	2021	431,538	—	650,075	—	—	56,104	1,137,717
	2020	420,000	—	637,102	191,835	—	62,937	1,311,874
Gunnar Gudlaugsson	2022	442,500	—	600,201	403,838	—	267,082[i]	1,713,621
Executive Vice President, Global Operations	2021	416,975	—	502,797	257,656	—	364,204	1,541,632
John DeZee	2022	392,692	—	443,974	254,775	—	19,195	1,110,636
Executive Vice President and General Counsel	2021	362,500	—	341,685	183,876	49,893	33,931	971,885
Matthew Aboud	2022	327,692	—	278,191	179,850	—	27,450	813,183
Senior Vice President Strategy and Business Development								

(a) Represents the amounts earned and paid for the applicable calendar year. Annual salary adjustments are generally effective in March. Mr. Bialek's salary reflects his August 22, 2022 start date, and Mr. Conti's 2022 salary reflects his March 1, 2022 resignation date.

(b) Represents the grant date fair value of TVSUs and PSUs granted to the NEO in the respective fiscal year, which are calculated (i) in the case of PSUs, by multiplying the number of shares awarded (assuming a Target level of performance) by the closing price of the Company's common stock on the date of grant, and (ii) in the case of TVSUs, by multiplying the number of shares awarded by the closing price of the Company's common stock on the date of grant. All 2022 awards were granted as of January 1, 2022, and the amounts shown reflect the closing price of the Company's common stock on December 31, 2021 (the last trading day prior to the date of grant) of $16.56, except for Mr. Bialek's LTIP award which was made on August 22, 2022, and thus reflects a closing price of the Company's common stock as of that date, of $7.97. Assuming the highest level of performance for the PSUs granted in 2022, calculated by multiplying the closing price of the Company's common stock on the grant date by the maximum number of shares that could be issued upon vesting of the PSUs granted, the value of such awards would be as follows: Mr. Gary - $4,227,536; Ms. Harrison - $312,156; Mr. Conti - $1,000,820; Mr. Gudlaugsson - $800,676; Mr. DeZee - $592,252; and Mr. Aboud - $371,110. Mr. Conti resigned from the Company effective March 1, 2022, and forfeited his entire 2022-2024 LTIP award in accordance with its terms. In connection with Mr. Bialek's appointment to the role of CFO effective August 22, 2022, the Committee granted him a pro-rated 2022 LTIP grant consisting solely of TVSUs.

(c) Represents amounts earned under the AIP.

(d) Represents the change (increase) in the actuarial present value of accumulated retirement benefits. For Mr. Gary, Ms. Harrison, and Mr. DeZee, the actual change in actuarial value reflected a decrease for 2022 of $105,558, $367,818, and $201,502, respectively. The fluctuation in value year-over-year primarily is due to changes in the discount rate.

(e) Amounts presented in the "All Other Compensation" column for 2022 include: (i) Company contributions under the Company's Restoration Plan of $370,292 for Mr. Gary, $21,503 for Ms. Harrison; (ii) Company contributions under the Company's 401(k) plan of $36,600 for each of Mr. Gary and Ms. Harrison, $13,388 for Mr. Bialek, $10,842 for Mr. Conti, $15,250 for Mr. DeZee, and $27,450 for Mr. Aboud; and (iii) Company contributions for supplemental life insurance benefits for Mr. Gary, Mr. Bialek, Ms. Harrison and Mr. DeZee. Mr. Bialek's amounts also include a $50,000 relocation bonus. Mr. Gudlaugsson's amounts include (A) amounts and payments associated with his Icelandic employment, including private Iceland pension contributions totaling $53,265 and Iceland car allowance of $23,141; (B) certain benefits and cost reimbursements associated with Mr. Gudlaugsson's relocation to the United States while maintaining his residency in Iceland, including U.S. car allowance and vehicle payments totaling $13,437 and U.S. housing costs of $29,610; and (C) income tax-gross ups associated with U.S.-based compensation in the amount of $147,629.

(f) Reflects a portion of the cash component of Mr. Gary's CEO promotion award, granted in July 2021, that vested and was paid in 2022. See "Compensation Discussion and Analysis—CEO Transition Payments."

(g) Reflects a one-time cash bonus in recognition of Ms. Harrison's outstanding performance as interim CFO from March 1, 2022 to August 21, 2022.

(h) Mr. Conti resigned from the Company effective March 1, 2022, and therefore forfeited his entire 2022-2024 LTIP award in accordance with its terms.

(i) A portion of the dollar value of certain benefits for Mr. Gudlaugsson reported under All Other Compensation, have been converted from Icelandic Krona to U.S. dollars, which for 2022 amounts uses a 2022 average conversion rate of 0.0070.

GRANTS OF PLAN BASED AWARDS

The following table sets forth information regarding the long-term incentive awards granted to our NEOs in 2022.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Stock and Option Award ($) [d]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Jesse Gary									
AIP[a]		425,000	850,000	1,700,000					
2022-2024 LTIP[b]	1/1/2022				63,822	127,643	255,286		2,113,768
2022-2024 LTIP[c]	1/1/2022							42,548	704,595
Gerald Bialek									
AIP[a]		53,619	107,238	214,476					
2022-2024 LTIP[c]	08/22/2022							8,575	68,343
Michelle Harrison									
AIP[a]		86,750	173,500	347,000					
2022-2024 LTIP[b]	1/1/2022				4,713	9,425	18,850		156,078
2022-2024 LTIP[c]	1/1/2022							4,706	77,931
Craig Conti[e]									
AIP		—	—	—					
2022-2024 LTIP	1/1/2022				15,109	30,218	60,436		500,410
2022-2024 LTIP	1/1/2022							15,087	249,840
Gunnar Gudlaugsson									
AIP[a]		166,875	333,750	667,500					
2022-2024 LTIP[b]	1/1/2022				12,088	24,175	48,350		400,338
2022-2024 LTIP[c]	1/1/2022							12,069	199,863
John DeZee									
AIP[a]		118,500	237,000	474,000					
2022-2024 LTIP[b]	1/1/2022				8,941	17,882	35,764		296,126
2022-2024 LTIP[c]	1/1/2022							8,928	147,848
Matthew Aboud									
AIP[a]		82,500	165,000	330,000					
2022-2024 LTIP[b]	1/1/2022				5,603	11,205	22,410		185,555
2022-2024 LTIP[c]	1/1/2022							5,594	92,637

(a) Represents the threshold, target and maximum potential cash payments under the 2022 AIP. If the minimum performance criteria are not achieved for the threshold level, no cash payments will be awarded. Potential payout at target level of performance for each of the NEO for 2022 ranged from 50% of base salary to 100% of base salary. See "Compensation Discussion and Analysis—2022 Compensation Program Details—2022 AIP Design and Metrics." Actual amounts earned for 2022 are included in the Non-Equity Incentive Payments column of the Summary Compensation Table.

(b) Represents the threshold, target and maximum number of shares issuable in respect of PSUs awarded to the NEOs under the 2022-2024 LTIP. If the minimum performance criteria are not achieved for the threshold level, no payments will be awarded.

(c) Represents the number of shares issuable in respect of TVSUs awarded to the NEO under the 2022-2024 LTIP.

(d) Represents the grant date fair value of PSU and TVSU awards, which are calculated (i) in the case of PSUs, by multiplying the target number of shares awarded by the closing price of the Company's common stock on the date of grant, and (ii) in the case of TVSUs, by multiplying the number of shares awarded by the closing price of the Company's common stock on the date of grant. For awards made with a grant date of January 1, 2022, the amounts shown reflect the closing price of the Company's common stock on December 31, 2021 (the last trading day prior to the date of grant) of $16.56, except for Mr. Bialek's LTIP award which was made on August 22, 2022, and thus reflects a grant date closing price of the Company's common stock on August 22, 2022, of $7.97.

(e) In connection with his resignation effective March 1, 2022, Mr. Conti (i) did not receive a 2022 AIP award, and (ii) forfeited his 2022-2024 LTIP awards (all of which were unvested) pursuant to the terms of such awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards for the Company's NEOs as of December 31, 2022.

Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[a]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[a]
		Stock Awards		
Jesse Gary				
2021-2023 TVSUs	55,850	456,853		
2022-2024 TVSUs	42,548	348,043		
2021-2023 PSUs[b]			125,565	1,027,122
2022-2024 PSUs[c]			127,643	1,044,120
CEO Promotion Award[d]	78,768	644,322		
Gerald Bialek				
2022-2024 TVSUs[e]	8,575	70,144		
Michelle Harrison				
2021-2023 TVSUs	6,091	49,824		
2022-2024 TVSUs	4,706	38,495		
2021-2023 PSUs[b]			12,200	99,796
2022-2024 PSUs[c]			9,425	77,097
Craig Conti[f]	—	—	—	—
Gunnar Gudlaugsson				
2021-2023 TVSUs	13,409	109,694		
2022-2024 TVSUs	12,069	98,724		
2021-2023 PSUs[b]			26,859	219,707
2022-2024 PSUs[c]			24,175	197,752
John DeZee				
2021-2023 TVSUs	9,644	78,888		
2022-2024 TVSUs	8,928	73,031		
2021-2023 PSUs[b]			19,316	158,005
2022-2024 PSUs[c]			17,882	146,275
Matthew Aboud				
2021-2023 TVSUs	4,809	39,338		
2022-2024 TVSUs	5,594	45,759		
2021-2023 PSUs[b]			9,633	78,798
2022-2024 PSUs[c]			11,205	91,657

(a) Based on the closing price of the Company's common stock of $8.18 on December 30, 2022, the last trading day of 2022.
(b) Represents the target number of PSUs granted in 2021, which will vest at the end of the performance period, subject to the achievement of the requisite performance levels.
(c) Represents the target number of PSUs granted in 2022, which will vest at the end of the performance period, subject to the achievement of the requisite performance levels. For additional details regarding this grant, see "*Compensation Discussion and Analysis—Long-Term Incentive Plan (LTIP)—2022-2024 LTIP Design.*" The grant-date fair value of such awards are included in the Stock Awards column of the Summary Compensation Table.
(d) Represents the remaining unvested shares under a one-time award of TVSUs granted to Mr. Gary in connection with his promotion to President and Chief Executive Officer effective July 1, 2021, with 47,261 TVSUs vesting on July 1, 2023, and 31,507 TVSUs vesting on July 1, 2024, subject to Mr. Gary's continued employment on each scheduled vesting date.
(e) Represents a pro-rated LTIP award granted to Mr. Bialek upon his hiring.
(f) Upon Mr. Conti's resignation from the Company effective March 1, 2022, his TVSUs and PSUs then outstanding were forfeited and cancelled.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding shares of the Company's common stock that were issued upon exercise of option awards and vesting of PSUs and TVSUs during 2022 for each of our NEOs.

Name	Option Awards[a] Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Stock Awards Number of Shares Acquired on Vesting (#)[b]	Value Realized on Vesting ($)[c]
Jesse Gary	—	—	222,412	1,748,439
Gerald Bialek	—	—	—	—
Michelle Harrison	—	—	20,777	169,956
Craig Conti	—	—	—	—
Gunnar Gudlaugsson	—	—	20,320	166,218
John DeZee	—	—	20,623	168,696
Matthew Aboud	—	—	—	—

(a)   No options were exercised during 2022.
(b)   Represent shares acquired in connection with the vesting of TVSUs and PSUs awarded under the 2020-2022 LTIP which vested on December 31, 2022, except for Mr. Gary whose total also includes 78,768 TVSUs which vested on July 1, 2022, pursuant to his CEO Promotion Award.
(c)   Calculated based on the closing price of the Company's common stock of $8.18 on December 30, 2022 (the final trading day prior to the vesting date), except for Mr. Gary's CEO Promotion Award which vested on July 1, 2022, and was therefore calculated based on the closing price of the Company's common stock of $7.28, as of such date.

Post-Employment Compensation

Pension Benefits

As discussed in the Compensation Discussion and Analysis section under the heading "Retirement Benefits," we maintain a non-contributory defined benefit pension plan which we refer to as our Qualified Plan for our U.S.-based salaried employees who were employed prior to January 1, 2015 and who meet certain additional eligibility requirements, including at least one full year of service with the Company. Although closed to new participants, the Qualified Plan provides to its participants lifetime annual benefits starting at age 62 equal to 12 multiplied by the greater of: (i) 1.5% of final average monthly compensation multiplied by years of credited service (up to 40 years), or (ii) $32.25 multiplied by years of credited service (up to 40 years), less the total monthly vested benefit payable as a life annuity at age 62 under predecessor plans which we acquired. We determine final average monthly compensation under the Qualified Plan as the highest monthly average for 36 consecutive months in the 120-month period ending on the last day of the calendar month completed at or prior to a termination of service. Participants' pension rights vest after a five-year period of service, or earlier if the participant has reached the age of 62. An early retirement benefit (actuarially reduced beginning as early as age 55) and a disability benefit are also available. The compensation covered by the plan includes all compensation, subject to certain exclusions, before any reduction for 401(k) contributions, subject to the maximum limits under the Code.

The Qualified Plan was amended in the fourth quarter of 2014 to eliminate future accruals for participants who were under age 50 as of January 1, 2015 and to close the plan to new participants. Employees who are not eligible for future accruals under the Qualified Plan receive an additional matching contribution under the Century Aluminum 401(k) Plan equal to 100% of such employee's contributions up to 6% of eligible compensation and a discretionary non-elective contribution of either 3% or 6% of eligible compensation based on the employee's hire date. Employees of the Company who were aged 50 or older as of January 1, 2015 continued to be eligible for accruals under the Qualified Plan and are not eligible for the higher matching contribution rate under the Century Aluminum 401(k) Plan. All of our named executive officers were employed by the Company prior to January 1, 2015 and participate in the Qualified Plan, except for Mr. Gudlaugsson who accrues an Icelandic pension and is not eligible to receive 401(k) employer contributions, however, only Mr. DeZee is eligible for future accruals under the Qualified Plan.

Ms. Harrison also participates in the SERP. The SERP, which is closed to new participants, provides participating executive officers with an additional retirement benefit equal to the amount that would normally be paid under our Qualified Plan if there were no annual compensation limitations under Sections 415 and 401(a)(17) of the Code. Final average monthly compensation for purposes of calculating the supplemental benefit will be based on the average of the highest three calendar years' annual compensation over the last 10 calendar years of employment. Benefit accruals under the SERP ceased automatically as of January 1, 2015.

2022 Pension Benefits

Name[a]	Plan Name	Number of Years of Credited Service[b]	Present Value of Accumulated Benefit ($)
Jesse Gary	Qualified Plan	4.83	$87,152
Michelle Harrison	Qualified Plan	14.67	$378,583
	SERP	14.67	$117,179
John DeZee	Qualified Plan	14.33	$722,872

(a)   Both the Qualified Plan and the SERP were closed to new participants as of January 1, 2015 and, as a result, none of the NEOs other Mr. Gary, Ms. Harrison and Mr. DeZee are eligible for benefits under these plans.

(b)   Under the Qualified Plan, participants who were under the age of 50 as of January 1, 2015 are not eligible for future accruals. This includes all current participants other than Mr. DeZee.

Deferred Compensation

As discussed above under the heading "Retirement Benefits," in 2015 we adopted the Restoration Plan which is a non-tax-qualified deferred compensation plan designed to provide a benefit based on a notional benefit account balance, accumulated from initial and annual contribution credits and deemed investment earnings. The Restoration Plan provides for Company contributions to eligible executives with respect to compensation above the limit provided under Section 401(a)(17) of the Code. Each of our named executive officers, except for Mr. Bialek, Mr. DeZee, Mr. Gudlaugsson and Mr. Aboud, was made a participant in the Restoration Plan entitled to contributions of 9% of eligible compensation, or 12% in the case of Ms. Harrison.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY	Company Contributions in Last FY[a] ($)	Aggregate Earnings (Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2022[b] ($)
Jesse Gary	—	370,292	(75,657)	—	572,173
Michelle Harrison	—	21,503	(24,744)	—	196,350
Craig Conti [c]	—	—	—	—	—

(a)   All amounts in this column are also reported as "All Other Compensation" in the Summary Compensation Table.

(b)   Amounts shown represent actual balance of deferred retirement benefits under the Company's Restoration Plan reported as of December 31, 2022. The amounts reflected under "Company Contributions in Last FY" are not credited to the account until the following year. Of these balances, the following amounts were reported as Company contributions in Summary Compensation Tables in prior-year proxy statements: Mr. Gary, $647,830; Mr. Conti, $86,586; Ms. Harrison, $221,094. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

(c)   As of the date of Mr. Conti's resignation from the Company on March 1, 2022, Mr. Conti was not vested in the Restoration Plan, and did not receive any of his outstanding nonqualified deferred compensation in accordance with the terms of the Restoration Plan.

Potential Payments and Benefits upon Termination or Change-in-Control

Estimated Payments Upon Termination Due to Death, Disability or Retirement

In the event of termination due to death, disability or retirement after age 62 and for other reasons as approved by the Committee, a named executive officer would be entitled to a pro-rata portion of his or her earned AIP award for the year of termination. In addition, upon any such termination and except as noted below with respect to Mr. Gary's TVSUs granted in connection with his appointment as CEO ("Promotion TVSUs"), such executive's then-outstanding LTIP awards would vest pro-rata based on the number of days of the plan period which have passed prior to termination, or in such greater amount as may be determined by the Committee in its discretion. The named executive officer's pro-rata portion of his or her PSUs would be paid out after the end of the applicable performance period(s) on determination by the Committee of the extent to which the applicable performance measures have been achieved, except in the case of termination due to death, in which case the pro-rated award would be earned assuming a target level of performance and paid as soon as possible following such termination. In the event of termination due to disability, Mr. Gary's Promotion TVSUs and the related cash award received in connection his promotion ("Promotion Cash Award") would continue to vest in accordance with their schedules, and in the event of termination due to death, the Promotion TVSUs and Promotion Cash Award would accelerate vest in full.

Estimated Payments Upon a Termination in Connection with a Qualifying Acquisition or Change in Control

Under the terms of our Executive Severance Plan, if one or more of an executive officer's corporate titles is filled by, or greater than 50% of the executive officer's responsibilities are assumed by, an employee of an acquired person, then upon termination of employment during an Acquisition Protection Period (defined below) either (1) by the Company other than "for cause" or (2) by the executive for "good reason," such named executive officer would be entitled to receive termination payments equal to: (i) either 0.5x, 1.0x, or 1.5x (for a Tier 3, Tier 2, or Tier 1 participant, respectively) of the executive's base salary as of the date of termination; (ii) either 0.5x, 1.0x, or 1.5x (for a Tier 3, Tier 2, or Tier 1 participant, respectively) of the executive's target annual incentive award for the year of termination (or, if greater, for the immediately preceding year); and (iii) a pro-rata portion of the executive's target annual incentive award for the year of termination (or, if greater, for the immediately preceding year). The executive would also be entitled to receive a pro-rata portion of his or her outstanding LTIP awards paid at target. The Executive Severance Plan defines an Acquisition Protection Period as the 6 months preceding and the 24 months following the date of any acquisition by the Company of securities representing 50% or more of the combined voting power or the assets or employees of another entity.

Upon termination of employment during a Change in Control Protection Period (defined below), such named executive officer would be entitled to receive termination payments equal to: (i) 1.0x, 1.5x, or 2.0x (for a Tier 3, Tier 2, or Tier 1 participant, respectively) the sum of (y) the executive's base salary as of the date of termination (or, if greater, the executive's base salary for the year immediately preceding the Change in Control) and (z) the executive's target annual incentive award for the year of termination (or, if greater, for the year immediately preceding the Change in Control); and (ii) a pro-rata portion of the executive's target annual incentive award for the year of termination (or, if greater, for the year immediately preceding the Change in Control). Upon termination of employment during a Change in Control Protection Period, the executive would also be entitled to receive all of his or her outstanding LTIP awards paid out at target. The Executive Severance Plan defines a Change in Control Protection Period as the 6 months preceding and the 24 months following the date of any "change in control" of the Company (as defined in the Executive Severance Plan).

Mr. Gary became a Tier 1 participant in the Executive Severance Plan effective July 1, 2021. All of the Company's other NEOs who were executive officers as of December 31, 2022, have been approved by the Committee as Tier 2 participants in the Executive Severance Plan, with the exception of Mr. Aboud who is a Tier 3 Participant in the Executive Severance Plan.

Estimated Payments Upon Termination for Other Reasons

Under the terms of our Executive Severance Plan, upon a termination of employment outside of a Change in Control Protection Period or an Acquisition Protection Period either (1) by the Company other than "for cause" or (2) by the executive for "good reason," such named executive officer would be entitled to receive termination payments equal to: (i) either .5x, 1x, or 1.5x (for a Tier 3, Tier 2, or Tier 1 participant, respectively) the executive's base salary as of the date of termination; and (ii) a pro-rata portion of the executive's annual incentive award for the year of termination; provided that no amounts are payable under the Executive Severance Plan in the event of termination of employment due to death or disability.

In the event of termination of employment for any reason other than due to death, disability, retirement or for "cause" or "good reason" outside of an Acquisition Protection Period or a Change in Control Protection Period, all outstanding options and unvested LTIP awards are forfeited.

Additional Retirement Benefits

In the event of termination of employment for any reason, such named executive officer would be entitled to receive his or her accrued benefits under the Qualified Plan, the Restoration Plan and the SERP. These benefits are further described above under the captions "Retirement Benefits" and "Post-Employment Compensation."

409A and Other Tax Considerations

Any amounts payable to each officer by reason of his or her termination of employment that are determined to constitute payments of "nonqualified deferred compensation," as that term is used for purposes of Section 409A of the Code, shall be payable, together with interest thereon, on the first business day after the expiration of six months from his or her termination of employment.

The Code imposes certain excise taxes on, and limits the deductibility of, certain compensatory payments made by a corporation to or for the benefit of certain individuals if such payments are contingent upon certain changes in the ownership or effective control of the corporation or the ownership of a substantial portion of the assets of the corporation, provided that such payments to the individual have an aggregate present value in excess of three times the individual's annualized includible compensation for the base period, as defined in the Code. Pursuant to the terms of the Executive Severance Plan, certain payments may be subject to reduction if such payments result in the imposition of an excise tax. The amounts set forth in the "Potential Payments and Benefits upon Termination or Change-in-Control" table below exclude the effects of any excise tax reduction.

Estimated Payments Tables

The following table sets forth the amount of compensation payable to each of our current named executive officers upon termination in connection with a change of control or qualifying acquisition, involuntary termination for cause, involuntary termination not-for-cause, death, disability, retirement (assuming each officer is retirement eligible) and voluntary resignation. The amounts shown assume that such termination was effective as of December 31, 2022, except for Mr. Conti, who resigned from the Company effective March 1, 2022. Actual amounts that may paid can only be determined at the time of such executive's termination.

Potential Payments and Benefits upon Termination or Change-in-Control

Named Executive Officer	Voluntary	By Company without Cause or by Officer with Good Reason	By Company with Cause	Retirement	Disability	Death	Following a Change in Control	Following a Qualifying Acquisition by the Company
Jesse Gary								
Salary	$ -	$1,275,000	$ -	$ -	$ -	$ -	$1,700,000	$1,275,000
Bonus[a]	-	850,000	-	850,000	850,000	850,000	2,550,000	2,125,000
Qualified Retirement Benefits[b]	87,152	87,152	87,152	87,152	87,152	43,576	87,152	87,152
Nonqualified Retirement Benefits[c]	572,173	572,173	-	572,173	572,173	572,173	572,173	572,173
TVSUs[e]	-	-	-	420,583	420,583	420,583	804,896	420,583
PSUs[f]	-	-	-	1,032,788	1,032,788	1,032,788	2,071,241	1,032,788
Promotion Cash and TVSU Award[g]	-	3,644,322	-	3,644,322	3,644,322	3,644,322	3,644,322	644,322
Insurance Continuation	-	38,786	-	-	-	-	38,786	38,786
Total	$659,325	$6,467,433	$87,152	$6,607,018	$6,607,018	$6,563,442	$11,468,570	$6,195,804

Named Executive Officer	Voluntary	By Company without Cause or by Officer with Good Reason	By Company with Cause	Retirement	Disability	Death	Following a Change in Control	Following a Qualifying Acquisition by the Company
Gerald Bialek								
Salary	$ -	$455,000	$ -	$ -	$ -	$ -	$682,500	$455,000
Bonus[a]	-	107,238	-	107,238	107,238	107,238	268,095	214,476
Qualified Retirement Benefits[b]	-	-	-	-	-	-	-	-
Nonqualified Retirement Benefits[c]	-	-	-	-	-	-	-	-
TVSUs[e]	-	23,381	-	23,381	23,381	23,381	70,144	23,381
PSUs[f]	-	-	-	-	-	-	-	-
Insurance Continuation	-	25,858	-	-	-	-	38,786	25,858
Total	$ -	$611,000	$ -	$130,619	$130,619	$130,619	$1,059,525	$718,715

Potential Payments and Benefits upon Termination or Change-in-Control

Named Executive Officer	Voluntary	By Company without Cause or by Officer with Good Reason	By Company with Cause	Retirement	Disability	Death	Following a Change in Control	Following a Qualifying Acquisition by the Company
Michelle Harrison								
Salary	$ -	$347,000	$ -	$ -	$ -	$ -	$520,500	$347,000
Bonus[a]	-	173,500	-	173,500	173,500	173,500	433,750	347,000
Qualified Retirement Benefits[b]	378,583	378,583	378,583	378,583	378,583	378,583	378,583	378,583
Nonqualified Retirement Benefits[c]	196,350	196,350	-	196,350	196,350	196,350	196,350	196,350
SERP[d]	117,179	117,179	117,179	117,179	117,179	58,590	117,179	117,179
TVSUs[e]	-	-	-	46,048	46,048	46,048	88,319	46,048
PSUs[f]	-	-	-	92,230	92,230	92,230	176,893	92,230
Insurance Continuation	-	25,858	-	-	-	-	38,786	25,858
Total	$692,112	$1,238,470	$495,762	$1,003,890	$1,003,890	$945,301	$1,950,360	$1,550,248
Craig Conti[h]								
Salary	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bonus[a]	-	-	-	-	-	-	-	-
Qualified Retirement Benefits[b]	-	-	-	-	-	-	-	-
Nonqualified Retirement Benefits[c]	-	-	-	-	-	-	-	-
TVSUs[e]	-	-	-	-	-	-	-	-
PSUs[f]	-	-	-	-	-	-	-	-
Insurance Continuation	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gunnar Gudlaugsson								
Salary	$ -	$445,000	$ -	$ -	$ -	$ -	$667,500	$445,000
Bonus[a]	-	333,750	-	333,750	333,750	333,750	834,375	667,500
Qualified Retirement Benefits[b]	-	-	-	-	-	-	-	-
Nonqualified Retirement Benefits[c]	-	-	-	-	-	-	-	-
TVSUs[e]	-	-	-	106,037	106,037	106,037	208,418	106,037
PSUs[f]	-	-	-	212,388	212,388	212,388	417,458	212,388
Insurance Continuation	-	8,144	-	-	-	-	12,216	8,144
Total	$ -	$786,894	$ -	$652,176	$652,176	$652,176	$2,139,967	$1,439,070

Potential Payments and Benefits upon Termination or Change-in-Control

Named Executive Officer	Voluntary	By Company without Cause or by Officer with Good Reason	By Company with Cause	Retirement	Disability	Death	Following a Change in Control	Following a Qualifying Acquisition by the Company
John DeZee								
Salary	$ -	$395,000	$ -	$ -	$ -	$ -	$592,500	$395,000
Bonus[(a)]	-	237,000	-	237,000	237,000	237,000	592,500	474,000
Qualified Retirement Benefits[(b)]	722,872	722,872	722,872	722,872	722,872	722,872	722,872	722,872
Nonqualified Retirement Benefits[(c)]	-	-	-	-	-	-	-	-
TVSUs[(e)]	-	-	-	76,930	76,930	76,930	151,911	76,930
PSUs[(f)]	-	-	-	154,095	154,095	154,095	304,280	154,095
Insurance Continuation	-	16,290	-	-	-	-	24,434	16,290
Total	$722,872	$1,371,162	$722,872	$1,190,897	$1,190,897	$1,190,897	$2,388,497	$1,839,187
Matthew Aboud								
Salary	$ -	$165,000	$ -	$ -	$ -	$ -	$330,000	$165,000
Bonus	-	82,500	-	82,500	82,500	82,500	165,000	123,750
Qualified Retirement Benefits[(b)]	-	-	-	-	-	-	-	-
Nonqualified Retirement Benefits[(c)]	-	-	-	-	-	-	-	-
TVSUs[(e)]	-	-	-	41,478	41,478	41,478	85,097	41,478
PSUs[(f)]	-	-	-	83,084	83,084	83,084	170,455	83,084
Insurance Continuation	-	13,979	-	-	-	-	27,959	13,979
Total	$ -	$261,479	$ -	$207,062	$207,062	$207,062	$778,511	$427,291

(a) Amounts shown are based on actual earned 2022 AIP as of year-end except under the change in control and qualifying acquisition scenarios, which are based on values assuming target payout under the 2022 AIP.

(b) Represents the actuarial calculated present value of benefits under our Qualified Plan. Amounts shown will not be paid to named executive as a lump sum. Rather, the amounts shown represent the amount that would be received upon a termination event after reaching normal retirement age (62), or to a surviving spouse as an annuity in the event of the executive's death. Because the Qualified Plan was closed to new participants as of January 1, 2015, Mr. Conti, Mr. Bialek, and Mr. Aboud were not eligible for benefits under this plan. Mr. Gudlaugsson does not participate in the Qualified Plan as a non-U.S. based employee.

(c) Represents the vested balance of deferred retirement benefits under our Restoration Plan. Amounts shown may be paid in a lump sum or installments over a period of 2-10 years as elected by the participant. Mr. Conti was not vested in the Restoration Plan as of December 31, 2021 (five-year vesting date from date of hire).

(d) Represents the actuarial calculated present value of benefits under the SERP. Amounts shown will not be paid to named executive as a lump sum. Rather, the amounts shown represent the amount that would be received upon a termination event after reaching normal retirement age (62), to a surviving spouse as an annuity in the event of the executive's death. Only Ms. Harrison is a participant under the SERP which is closed to new participants.

(e) Represents the value of TVSUs under the 2021-2023 LTIP and 2022-2024 LTIP. TVSUs vest on a pro-rated basis on termination due to retirement, disability, death or termination of employment in connection with a qualifying acquisition and at 100% of target following termination of employment in connection with a change in control. Value is based on our closing stock price of $8.18 on December 30, 2022.

(f) Represents the value of PSUs under the 2021-2023 LTIP and 2022-2024 LTIP assuming target level achievement. PSUs vest on a pro-rated basis on termination due to retirement, disability, death or a qualifying acquisition and at 100% of target following a change in control. PSUs awarded under the 2021-2023 LTIP and 2022-2024 LTIP are equity-based awards and were valued based on our closing stock price of $8.18 on December 30, 2022.

(g) Represents values eligible to be received under Mr. Gary's Promotion TVSUs and Promotion Cash Award. In the event of a termination without cause/good reason or disability, value shown would be paid out over the intended vesting schedules of the awards, and not as a lump sum.

(h) Upon Mr. Conti's resignation from the Company effective March 1, 2022, his TVSUs and PSUs then outstanding were forfeited and cancelled. Furthermore, as of March 1, 2022, Mr. Conti was not vested in the Restoration Plan, and did not receive any of his outstanding nonqualified deferred compensation in accordance with the terms of the Restoration Plan.

2022 Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Mr. Gary, our CEO, to the annual total compensation of our median employee. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The values for 2022, our last completed fiscal year, are as follows:

- annual total compensation for our CEO as reported in the 2022 Summary Compensation Table of $8,193,535; and

- annual total compensation for our median employee of $95,454.

Accordingly, the ratio of Mr. Gary's annual total compensation to our median employee's total compensation for 2022 was 86:1.

For purposes of the 2022 pay ratio, we identified a new median employee. In determining this median employee, we examined 2022 taxable compensation for all individuals who were employed by us on November 1, 2022, excluding Mr. Gary, our CEO on that date. We included all employees of the Company and our consolidated subsidiaries, whether employed on a full-time, part-time, or seasonal basis; whether located in the U.S. or abroad; and without regard to whether the employees are salaried or hourly. We did not make any material assumptions, adjustments, or estimates with respect to taxable compensation or in identifying the median employee, and we did not annualize the compensation for any full-time or permanent part-time employees that were not employed by us for all of 2022. We believe the use of annual taxable compensation for all employees is a consistently applied compensation measure.

After identifying the median employee based on 2022 taxable compensation, we calculated 2022 annual total compensation for such employee using the same methodology we use to calculate the total compensation of our CEO as reported in the 2022 Summary Compensation Table in this proxy statement.

The SEC rules for identifying the median employee and in calculating the pay ratio allow companies to adopt a variety of methodologies, exclusions and assumptions. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies.

Pay vs. Performance

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following disclosures regarding the relationship between compensation for our principal executive officer ("PEO") and average compensation for our non-PEO named executive officers ("Non-PEO NEOs") and certain measures of Company financial performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for PEO Jesse Gary[1] ($)	Compensation Actually Paid to PEO Jesse Gary[1,2,3] ($)	Summary Compensation Table Total for PEO Michael Bless[1] ($)	Compensation Actually Paid to PEO Michael Bless[1,2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2] ($)	Value of Initial Fixed $100 Investment based on:[3]		GAAP Net Income ($ Millions)	Relative TSR (as % of Avg. TSR Comparators)[4]
							TSR ($)	Peer Group TSR ($)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2022	8,193,535	1,563,282	N/A	N/A	840,747	93,714	109	226	(14)	64.3%
2021	5,440,308	6,360,209	4,217,895	4,617,882	1,084,929	1,099,028	220	296	(167)	71.9%
2020	N/A	N/A	5,208,386	12,209,538	1,538,266	2,998,546	147	115	(123)	129.8%

1. Jesse Gary was our PEO in 2021 and 2022 and Michael Bless was our PEO in 2020 and 2021. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2022	2021	2020
Craig Conti	Craig Conti	Craig Conti
Michelle Harrison	Michelle Harrison	Jesse Gary
Gunnar Gudlaugsson	John Hoerner	Michelle Harrison
John DeZee	Gunnar Gudlaugsson	John Hoerner
Gerald Bialek	John DeZee	
Matthew Aboud		

2. The amounts shown for Compensation Actually Paid, or "CAP," have been calculated as required by and in accordance with Item 402(v) of Regulation S-K and do not reflect the actual amount of compensation earned, realized, or received by the Company's NEOs. Compensation Actually Paid reflects total compensation as disclosed in the Summary Compensation Table as adjusted to exclude and include certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718.

Year	Summary Compensation Table Total for Jesse Gary ($)	Exclusion of Stock Awards for Jesse Gary ($)	Inclusion of Equity Values for Jesse Gary ($)	Less Change in Pension Value Reported in Summary Compensation Table	Plus Pension Service Cost for Services Rendered During the Year	Compensation Actually Paid to Jesse Gary ($)
2022	8,193,535	(2,818,363)	(3,811,890)	0	0	1,563,282
2021	5,440,308	(4,074,372)	4,994,273	0	0	6,360,209
2020	N/A	N/A	N/A	N/A	N/A	N/A

Year	Summary Compensation Table Total for Michael Bless ($)	Exclusion of Stock Awards for Michael Bless ($)	Inclusion of Equity Values for Michael Bless ($)	Less Change in Pension Value Reported in Summary Compensation Table	Plus Pension Service Cost for Services Rendered During the Year	Compensation Actually Paid to Michael Bless ($)
2022	N/A	N/A	N/A	N/A	N/A	N/A
2021	4,217,895	(2,962,736)	3,362,723	0	0	4,617,882
2020	5,208,386	(3,003,706)	10,481,718	(476,860)	0	12,209,538

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Less Change in Pension Value Reported in Summary Compensation Table	Plus Pension Service Cost for Services Rendered During the Year	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	840,747	(270,785)	(488,552)	0	12,305	93,714
2021	1,084,929	(473,163)	476,392	(16,691)	27,561	1,099,028
2020	1,538,266	(737,162)	2,289,174	(106,204)	14,472	2,998,546

The amounts in the Exclusion of Stock Awards columns in the table above are the totals from the Stock Awards column set forth in the Summary Compensation Table. The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Jesse Gary ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Jesse Gary ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Jesse Gary ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Jesse Gary ($)	Total - Inclusion of Equity Values for Jesse Gary ($)
2022	647,705	(2,040,936)	(2,418,659)	—	(3,811,890)
2021	4,446,510	(35,970)	583,734	—	4,994,273
2020	N/A	N/A	N/A	N/A	N/A

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Michael Bless ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Michael Bless ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Michael Bless ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Michael Bless ($)	Total - Inclusion of Equity Values for Michael Bless ($)
2022	N/A	N/A	N/A	N/A	N/A
2021	2,576,583	(360,778)	1,146,918	—	3,362,723
2020	6,375,052	2,811,160	1,295,506	—	10,481,718

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	78,887	(129,822)	(305,583)	(132,033)	(488,552)
2021	338,488	(8,489)	146,393	0	476,392
2020	1,405,931	631,818	251,425	0	2,289,174

3. The Peer Group TSR set forth in this table utilizes the Dow Jones U.S. Aluminum (Sector) Index ("Dow Jones U.S. Aluminum Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the Dow Jones U.S. Aluminum Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

4. We determined Relative TSR, which is the Company's TSR as a percentage of the average TSR of an industry peer group comprised of aluminum companies, to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2022 because this is the primary performance metric in the PSU program, which is the largest element of pay for the PEO. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and other NEOs for 2022 to Company performance. The measures in this table are not ranked.

a.	Relative TSR
b.	Controllable Costs
c.	Shipment Volume

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years. The chart also provides a comparison of the Company's TSR and Peer Group TSR.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to the Non-PEO, and our Net Income during the three most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Relative TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to the Non-PEOs, and Relative TSR over the three most recently completed fiscal years.



Transactions with Related Parties in 2022

Transactions with Glencore

All transactions with Glencore, our largest stockholder, are subject to our Statement of Policy Regarding Related Party Transactions described above under "Related Party Transactions Policy" and are approved by the Audit Committee or by a special committee comprised solely of independent directors.

Sales to Glencore

For the year ended December 31, 2022, we derived approximately 60% of our consolidated sales from Glencore.

Glencore purchases aluminum produced at our U.S. smelters at prices based on the LME plus the Midwest regional delivery premium plus any additional market-based product premiums. Glencore purchases aluminum produced at our Grundartangi, Iceland smelter at prices based on the LME plus the European Duty Paid premium plus any additional market-based product premiums.

We have entered into agreements with Glencore pursuant to which we sell certain amounts of alumina at market-based prices. For the year ended December 31, 2022, we recorded $24.9 million of revenue related to alumina sales to Glencore.

Purchases from Glencore

We purchase a portion of our alumina and certain other raw material requirements from Glencore. Alumina purchases from Glencore during 2022 were priced based on published alumina and aluminum indices as well as fixed prices.

Financial Contracts with Glencore

We have entered into certain financial contracts with Glencore. On December 31, 2022, we had fixed the forward LME price with respect to 75,841 tonnes through LME forward financial sales contracts with Glencore. These financial contracts settle on various dates through December 2024.

Additionally, on December 9, 2022, our subsidiary Century Aluminum Vlissingen B.V. ("Vlissingen") entered into a Facility Agreement with Glencore International AG pursuant to which Vlissingen may borrow from time to time up to $90 million in one or more loans at a fixed interest rate equal to 8.75% per annum and payable on December 2, 2024. Borrowings under the Facility Agreement are expected to be used for general corporate and working capital purposes of Century and its subsidiaries.

Summary

A summary of the aforementioned related party transactions for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended December 31, (in thousands)		
	2022	**2021**	**2020**
Net sales to Glencore	$1,671,100	$1,337,000	$1,025,500
Purchases from Glencore[1]	284,700	334,600	197,600

---

(1)   Includes settlements of financial contract positions.

PROPOSAL NO. 4
ADVISORY VOTE TO APPROVE THE FREQUENCY OF FUTURE NON-BINDING ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934 requires that, every six years, we provide stockholders with an opportunity to vote on how frequently we will submit future non-binding advisory votes on compensation of our named executive officers (the "say-on-pay" vote) to our stockholders. We last submitted a vote on the frequency of future say-on-pay votes to our stockholders in 2017, when, in keeping with the recommendation of the Board, our stockholders expressed a preference that future say-on-pay votes be held on an annual basis. Consistent with that preference, the Board has held a say-on-pay vote annually since 2017.

After careful consideration, the Board recommends that future say-on-pay votes continue to occur annually. We believe that an annual advisory vote on executive compensation allows our stockholders to provide frequent, direct input on our compensation policies and practices and the resulting compensation of our named executive officers. Additionally, an annual say-on-pay vote provides stockholders with a meaningful opportunity to consider our most recent compensation decisions and to provide feedback to the Board in a timely manner. If we conclude over the next several years that an annual vote is no longer in the Company's or stockholders' best interests, then we will so advise our stockholders and recommend a reduction in the frequency of such votes. We believe this approach is consistent with the type of open and transparent dialogue we aim to foster with all stockholders.

You are being asked to vote, on a non-binding advisory basis, on how frequently to cast a say-on-pay vote. By voting on this proposal, you may indicate whether you would prefer a say-on-pay vote (i) every year, (ii) every two years, or (iii) every three years. The frequency with the greatest number of votes will be deemed the choice of the stockholders.

Although this advisory vote on the frequency of the say-on-pay vote is not binding, the Board and Compensation Committee will take into account the result of the vote when determining the frequency of future say-on-pay votes.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE OPTION OF "ONE YEAR" AS THE FREQUENCY FOR THE SAY-ON-PAY VOTE.

OTHER MATTERS

As of the date of this proxy statement, the Board does not know of any other matters which may come before the 2023 Annual Meeting, nor has the Company received notice of any matter by the deadline prescribed by Rule 14a-4 under the Exchange Act. If any other matters properly come before the 2023 Annual Meeting, the accompanying proxy confers discretionary authority with respect to any such matters, and the person(s) named in the accompanying proxy intend to vote in accordance with their best judgment on such matters. All expenses in connection with the solicitation of proxies will be borne by the Company. In addition to this solicitation, officers, directors and regular employees of Century, without any additional compensation, may solicit proxies by mail, telephone or personal contact. Morrow Sodali LLC has been retained to assist in the solicitation of proxies for a fee of $5,000 plus reasonable out-of-pocket expenses. We will, upon request, reimburse brokerage houses and other nominees for their reasonable expenses in sending proxy materials to their principals.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2024 ANNUAL MEETING

Stockholder proposals for inclusion in the proxy materials for the Annual Meeting in 2024 should be addressed to the Company's Corporate Secretary, 1 South Wacker Drive, Suite 1000, Chicago, Illinois 60606 and must be received by the deadline prescribed by Rule 14a-8 under the Exchange Act (provided that the 2024 Annual Meeting is not held more than 30 days from the first anniversary of the 2023 Annual Meeting, the applicable deadline will be December 23, 2023). In addition, the Company's Bylaws currently require that for business to be properly brought before an Annual Meeting by a stockholder, regardless of whether included in the Company's proxy statement, the stockholder must give written notice of his or her intention to propose such business to our Corporate Secretary, which notice must be delivered to, or mailed and received at, the Company's principal executive offices no earlier than the close of business on the 90th day prior and no later than the close of business on the 60th day prior to the first anniversary of our prior year's Annual Meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 70 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. In certain circumstances, different notice periods may apply; anyone seeking to bring business at an Annual Meeting should carefully review our Bylaws and comply with all rules and procedures included therein.

Notice of stockholder proposals and nominations of director candidates must set forth as to each matter the stockholder proposes to bring before the Annual Meeting the information required by our Bylaws, which includes, among other things: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address of the stockholder proposing such business, (iii) the class and number of shares which are beneficially owned by the stockholder (including any derivatives, short interests or other similar instruments held by the stockholder), (iv) any material interest of the stockholder in such proposal or any arrangements entered into with third parties with respect to such proposal and (v) any other information relating to such stockholder and each director nominee, as applicable, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies. The Bylaws further provide that the Chairman of the Annual Meeting may refuse to permit any business to be brought before an Annual Meeting that does not comply with the foregoing procedures. Any stockholder seeking to bring business at an Annual Meeting should carefully review our Bylaws and comply with all rules and procedures included therein. In addition, any stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees also must comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

We will provide without charge to each person solicited hereby, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission (without exhibits). Requests should be made to Office of the General Counsel, Century Aluminum Company, 1 South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

CENTURY ALUMINUM COMPANY
1 SOUTH WACKER DRIVE
SUITE 1000
CHICAGO, IL 60606

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on June 4, 2023 for shares held directly and by 11:59 p.m. Eastern Time on May 31, 2023 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on June 4, 2023 for shares held directly and by 11:59 p.m. Eastern Time on May 31, 2023 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V11968-P89581   KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

CENTURY ALUMINUM COMPANY

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES AND "FOR" PROPOSALS 2 AND 3.

	For All	Withhold All	For All Except	
1. Election of Directors	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01)	Jarl Berntzen	05)	Wilhelm van Jaarsveld
02)	Jennifer Bush	06)	Andrew Michelmore
03)	Jesse Gary	07)	Tamla Olivier
04)	Errol Glasser		

	For	Against	Abstain
2. Proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐
3. Proposal to approve, on an advisory basis, the compensation of the named executive officers.	☐	☐	☐

THE BOARD RECOMMENDS A VOTE FOR "1 YEAR" FOR PROPOSAL 4.

	1 Year	2 Years	3 Years	Abstain
4. Proposal to approve, on an advisory basis, the frequency of holding the advisory vote on the compensation of the named executive officers.	☐	☐	☐	☐

NOTE: By execution of this Proxy Card, the undersigned hereby authorizes the proxies to vote, in their discretion, on any other business that may properly be brought before the meeting or any postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting:
Century's 2023 Proxy Statement and Annual Report on Form 10-K and any amendments to the foregoing materials, are available at www.proxyvote.com.

V11969-P89581

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF CENTURY ALUMINUM COMPANY
ANNUAL MEETING OF STOCKHOLDERS
JUNE 5, 2023

The stockholders hereby appoint John DeZee as proxy, with the power to appoint his substitute, and hereby authorize him to represent and vote, as designated on the reverse side of this ballot, all of the shares of common stock of Century Aluminum Company that the stockholders are entitled to vote at the Annual Meeting of Stockholders to be held at 8:30 a.m., Central Time on June 5, 2023, at Hyatt Place Chicago/Downtown - The Loop, 28 North Franklin Street, Chicago, Illinois 60606, and any adjournments or postponements thereof.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEES UNDER PROPOSAL 1, FOR PROPOSAL 2 AND PROPOSAL 3, AND FOR A FREQUENCY OF ONE YEAR FOR PROPOSAL 4, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side